Exhibit 1

FOR IMMEDIATE RELEASE	30 April 2012

WPP plc

Annual Report and Accounts 2011 and associated documents

The Company has today posted the Annual Report and Accounts for the year ended 31 December 2011, Notice of Annual General Meeting 2012 and Form of Proxy. A copy of the Annual Report and Accounts for the year ended 31 December 2011 and Notice of Annual General Meeting 2012 will also be available to view on WPP’s website: www.wpp.com.

In accordance with Listing Rule 9.6.1 R, the Company has today submitted two copies of each of the Annual Report and Accounts for the year ended 31 December 2011, Notice of Annual General Meeting 2012 and Form of Proxy to the National Storage Mechanism and these documents will shortly be available for inspection at:

www.Hemscott.com/nsm.do.

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), certain additional information extracted in unedited full text from the Annual Report and Accounts is set out in the appendices to this announcement.

30 April 2012

1

Appendices

Appendix 1: Management report information

The letter to share owners, which is set out on pages 18 to 30 of the Annual Report, and Accounts includes the following indication of important events that have occurred during the financial year and their impact on the financial statements:

How we’re doing

Letter to share owners*

Dear share owner

2011, our twenty-sixth year, was a record year in almost all respects. Revenue, profit before tax and earnings per share all reached new highs. Yet, as pleasing as these financial results are, perhaps your Company’s most satisfying achievement in 2011 was the first ever award of a Cannes Lion to a Holding Company, in recognition of your Company’s collective creative excellence. 2011 demonstrated once again that outstanding creativity and financial success go hand in hand.

Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-thinking statements (as defined in the ‘Reform Act’) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the anticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under the caption ‘Principal risks and uncertainties’ on pages 112 to 114, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors’ report on pages 105 to 116.

18 WPP ANNUAL REPORT 2011

How we’re doing

Letter to share owners

This record performance was achieved in difficult circumstances, particularly in the second half of the year, when the Eurozone crisis triggered uncertainty amongst consumers and corporates across the globe, resulting in a slowdown of economic activity in most geographic regions and functional sectors.

Although your share price declined in 2011 by around 14% to 675.5p at the year end, it has since increased sharply, to 855.5p at the time of writing, up 27% from 1 January 2012. Total share owner return was enhanced by a 38% increase in dividends to 24.6p, a record level, and included a 45% increase in the second interim dividend to 17.14p, moving more rapidly towards the Company’s new dividend payment ratio target of 40%.

Billings were up almost 5% to £44.8 billion. Revenues were up over 7% to £10.0 billion, the first time the Group has exceeded £10 billion. Including 100% of associates, revenue is estimated to total over £12.1 billion. Our revenues exceeded all our competitors for the fourth consecutive year and by an increasing amount. Headline PBIT was up over 16% to £1.429 billion against £1.229 billion in 2010. Headline PBIT margin was 14.3% in 2011 against 13.2% last year, well ahead of target and equal to the pro-forma high pre-Lehman.

On gross margin, the headline PBIT margin was 15.5%, up 1.1 margin points on 2010. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose over 22% to £1.258 billion from £1.028 billion.

Headline EBITDA (which is a key metric that private equity firms, for example, use for valuing companies) increased by 14% to £1.640 billion. Headline profit before tax was up almost 19% to £1.229 billion and reported profit before tax was up over 18% to £1.008 billion, above £1 billion for the first time. Diluted headline earnings per share were up over 19% to 67.7p (an all-time high) and diluted reported earnings per share were up over 40% to 64.5p.

Free cash flow strengthened to £1.013 billion in the year, over £1 billion for the first time. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates, and net debt at 31 December 2011 was £2.5 billion, £0.6 billion higher than 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year. Equity and debt analysts appear comfortable with the level of the Group’s average net debt, which was around 1.7 times headline EBITDA in 2011 compared with 2.1 times in 2010, and well within the Group’s current target range of 1.5-2.0 times.

Headline interest cover in 2011 was 7.1 times. So far, in the first three months of 2012, average net debt was up approximately £0.4 billion at £2.6 billion against £2.2 billion for the same period in 2011, at 2012 exchange rates, starting to show an improvement on the 2011 year-end position. A positive sign of this improvement is the recent upgrade by Moody’s of the Group’s debt ratings. Our long-term debt is now rated Baa2 and BBB and our short-term debt P2 and A2, by Moody’s and Standard & Poor’s respectively.

With a current equity market capitalisation of approximately £10.8 billion, the total enterprise value of your Company is approximately £13.6 billion, a multiple of 8.3 times 2011 headline EBITDA.

Growth in revenues despite the Eurozone crisis

Our reported revenue growth for the year of over 7% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 8%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, with gross margin up 5.9%. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives.

Despite the slowdown in economic activity resulting from the uncertainty triggered by the Eurozone crisis, advertising and marketing services expenditures continued to rise and there seem to have been some significant changes, particularly in corporate behaviour, to explain why. In 2009, post-Lehman, all bets were off. Consumers and corporates were focused almost totally on rapidly reducing costs and de-leveraging. In 2010 and 2011, however, the situation seemed to change. The financial world did not come to an end as some had predicted. Western-based multinational companies, which today are reputed to be sitting on as much as $2 trillion net cash with relatively un-leveraged balance sheets, were still fearful of making mistakes but prepared to invest in capacity and behind brands in fast-growing markets. At the same time, they were also prepared to invest in brands to maintain or increase market share even in slow-growth Western markets, such as the US and Western Europe. This approach has the virtue of not increasing fixed costs, although we in the communications services business naturally regard brand spending as a fixed investment and not a discretionary cost. This positive double whammy has clearly benefited our industry over the last two years.

On a combined basis, over the last two years, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% in the second, 12.2% for the third and 13.1% for the fourth. This two-year combined sequential quarterly growth continues to reflect increased client advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic markets and functional sectors despite tougher comparatives. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

WPP ANNUAL REPORT 2011 19

How we're doing
Letter to share owners

All regions showed revenue growth with Latin America taking the lead

North America continued to show good growth throughout the year, with constant currency revenues up 6.3%. The UK, against market trends, showed even stronger growth, with constant currency revenues up almost 9% and gross margin even stronger up almost 11%, accelerating in the second half. Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%, partially reflecting acquisition activity. Austria, Germany, Switzerland and Turkey all showed strong like-for-like growth for the year, but France and especially Greece, Portugal and Spain remained affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, revenue growth was strongest, up well over 12%, principally driven by Latin America and the BRICs[1] and Next 11[2] parts of Asia Pacific and the CIVETS[3] and the MIST[4]. Like-for-like growth was up well over 10%. Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up over 14% and up over 18% like-for-like. The Middle East remained the most challenged sub-region. In Central and Eastern Europe, constant currency revenues were up over 6% and up almost 6% like-for-like, with strong growth in Russia, Ukraine, Kazakhstan, Poland and Romania, but Hungary and the Czech Republic were more challenging. Growth in the BRICs, which account for almost $2 billion of revenue, was over 17%, on a like-for-like basis, with Next 11 and CIVETS up 13% and well over 9% respectively on the same basis. The MIST was up almost 14%.

In 2011, over 29% of the Group's revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – over one percentage point more compared with the previous year and against the Group's strategic objective of 35-40% over the next three to four years. Markets outside North America now account for over 66% of our revenues, up from 62% five years ago.

[1] Brazil, Russia, India and China.
[2] Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran).
[3] Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa.
[4] Mexico, Indonesia, South Korea and Turkey.

Constant currency[1] revenue growth by geography %


North America
11
10
6.3
7.7
UK
11
10
8.8
5.7
Western Continental Europe
11
10
6.3
2.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
11
10
12.6
5.6

Headline PBIT[2] margins by geography %


North America
11
10
15.5
14.7
UK
11
10
14.0
13.6
Western Continental Europe
11
10
11.3
9.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
11
10
15.4
14.3

Revenue by geography £m


North America
UK
Western Continental Europe
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
10,000
8,000
6,000
4,000
2,000
0
07
08
09
10
11

[1] See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

20 WPP ANNUAL REPORT 2011

How we're doing
Letter to share owners

Profits improved across all business sectors

In constant currencies, Advertising and Media Investment Management revenues grew by 12.2%, with like-for-like growth of 7.4%. Of the Group's advertising networks, Ogilvy & Mather, Grey and United finished the year strongly, with particularly strong growth in the UK, Latin America and Africa.

Growth in the Group's Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%. tenthavenue, the 'engagement' network focused on out-of-home media, was established towards the end of 2010 and in 2011 showed strong revenue growth, with like-for-like revenues up over 14%. The strong revenue growth across most of the Group's businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 0.8 margin points to 16.1%.

In 2011, Ogilvy & Mather Advertising, JWT, Y&R, Grey and United generated estimated net new billings of £909 million ($1.455 billion). GroupM (the Group's Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.587 billion ($2.539 billion).

Consumer Insight revenues grew 1.7% on a constant currency basis, with gross margin up 2.2%. On a like-for-like basis revenues were up 0.8% with gross margin growth stronger at 1.9%. Headline PBIT margins improved 0.8 margin points to 10.5%, while reported gross margin margins (headline PBIT as a proportion of gross margin rather than revenue) improved 1.1 margin points to 14.3% – reflecting the benefit of continued cost focus. As a result, operating profit was up over 10% to £259 million.

The Group's Public Relations & Public Affairs businesses had another good year with full-year growth in constant currencies of 6.2%, with like-for-like revenues up 4.6%. Operating margins rose by 0.3 margin points to 16.1%.

At the Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%. Like-for-like revenue growth slipped slightly in quarter four but remained above 6%. The Group's global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. This sector showed strong margin improvement, with reported operating margins up 1.9 margin points to 14.3%. Over 30% of the Group's 2011 revenues came from direct, digital and interactive, up over one percentage point from the previous year.

Marketing services comprised almost 60% of our revenues in 2011, a similar proportion to 2010. We are no longer an advertising agency, we really are a communications services company.

Constant currency[1] revenue growth by sector %


Advertising and Media Investment Management
11
10
12.2
7.0
Consumer Insight
11
10
1.7
4.4
Public Relations & Public Affairs
11
10
6.2
4.3
Branding & Identity, Healthcare and Specialist Communications
11
10
10.1
5.0

Headline PBIT[2] margins by sector %


Advertising and Media Investment Management
11
10
16.1
15.3
Consumer Insight
11
10
10.5
9.7
Public Relations & Public Affairs
11
10
16.1
15.8
Branding & Identity, Healthcare and Specialist Communications
11
10
14.3
12.4

Revenue by sector £m


Advertising and Media Investment Management
Consumer Insight
Public Relations & Public Affairs
Branding & Identity, Healthcare and Specialist Communications
10,000
8,000
6,000
4,000
2,000
0
07
08
09
10
11

[1] See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

WPP ANNUAL REPORT 2011 21

How we're doing
Letter to share owners

Net people additions (excluding associates)

Year to 31 December	Like-for-like 2011/2010	Like-for-like 2010/2009
China	1,008	498
UK	907	538
India	456	490
Brazil	310	315
US	233	1,876
Germany	193	(98)
Indonesia	148	116
Singapore	135	167
Thailand	123	52
Mexico	119	140
Other countries	1,100	393
Total	**4,732**	**4,487**

Group payroll taxes (excluding associates)

Year to 31 December 2011	Employers social taxes $m	Employees social taxes[1] $m	Social taxes per head[1] $000
US	174	131	12
France	111	52	45
UK	104	71	17
Germany	62	62	23
Brazil	47	10	17
Spain	39	7	14
Italy	38	12	24
Sweden	20	4	28
China	19	6	4
Australia	12	3	8
Other countries	157	89	5
Total	**783**	**447**	**11**

[1] Estimate.

Margins rise to equal historic highs

Headline PBIT margins were up 1.1 margin points to 14.3% compared to 13.2% in 2010, equal to the pro-forma high pre-Lehman and well ahead of the Group's original budget target of 0.5 margin points and revised target of at least 0.7 margin points. On a like-for-like basis headline PBIT margins were also up 1.1 margin points. Headline gross margin margins (or headline PBIT as a percentage of gross margin) were up 1.1 margin points to 15.5%, close to the highest reported levels in the industry.

During 2011, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly direct, property, commercial and office costs.

On a like-for-like basis the average number of people in the Group increased by 4.6% in 2011. On the same basis, the number of people in the Group at 31 December 2011 was 4.3% higher than at the end of 2010. Also on a like-for-like basis, revenues increased by 5.3% and gross margin 5.9%. This is yet another demonstration of the fact that growth creates jobs. In the UK alone, more than 900 people were added on a like-for-like basis – up 9% as revenues and gross margins grew on the same basis by 6.7% and 8.6% respectively. The Group's employer social taxes in the UK rose 11.6% like-for-like.

Reported staff costs, excluding incentives, rose by 8.6% and by 9.6% in constant currency. Incentive payments amounted to £338 million (or over $500 million) which was almost 20% of headline operating profit before incentives and income from associates and represented close to maximum achievement of agreed performance targets. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target and, in some cases, 25% at 'super-maximum'. Given the record profit and margin performance in 2011, most of the Group's operating companies achieved record incentive levels – reflecting pay for performance, not failure. We should not be, and are not, hesitant to pay for success and be competitive internationally.

Before these incentive payments, headline PBIT margins rose by 0.8 margin points to 17.6%. The Group's staff cost-to-revenue ratio, including incentives, increased by 0.3 margin points to 58.6% compared with 58.3% in 2010. Following intentional containment in 2009 and 2010 post-Lehman, the Group continued to increase its investment in human capital in 2011, particularly in the faster-growing geographic and functional markets, as like-for-like revenues and gross margin increased significantly. However, the Group's more representative staff costs to gross margin ratio remained flat at 63.6% compared with the prior year, as gross margin grew faster than revenues.

Part of the Group's strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slowdowns. In 2011, the ratio of variable staff costs to total staff costs was 12.2%, compared with 13.4% in 2010 and 9.7% in 2009. As a proportion of revenue, variable staff costs were 7.2% in 2011 compared with 7.8% in 2010 and 5.7% in 2009. The business is, therefore, well positioned if current market conditions change.

As a result of all this, headline PBIT rose over 16% to £1.429 billion from £1.229 billion, up over 17% in constant currencies. Reported PBIT rose over 22% to £1.258 billion from £1.028 billion, up over 23% in constant currencies.

Net finance costs (excluding the revaluation of financial instruments) were £200 million, up 2.5% from £195 million in 2010, reflecting lower average net debt, offset by higher funding costs. Headline profit before tax increased by almost 19% to £1.229 billion and reported profit before tax was up 18.5% to £1.008 billion, over £1 billion for the first time.

The Group's tax rate on headline profit before tax was 22.0%, the same as 2010, and on reported profit before tax was 9.1%, significantly less than the rate of 22.4% in 2010.

22 WPP ANNUAL REPORT 2011

How we’re doing

Letter to share owners

The difference was primarily due to the exceptional release of prior year corporate tax provisions following the resolution of a number of open tax matters, together with deferred tax credits in relation to amortisation of acquired intangible assets.

Diluted headline earnings per share rose over 19% to 67.7p and diluted reported earnings per share increased over 40% to 64.5p. Including the exceptional tax credit, diluted headline earnings per share rose over 33% to 75.6p. No severance or integration or acquisition expenses have been excluded in arriving at headline earnings which is, unusually, not competitive practice.

The outlook for 2012

2012 may well have a pattern similar to 2011. Forecasts of worldwide real GDP growth still hover around 3.5% with inflation of 2% giving nominal GDP growth of 5.5%. Advertising as a proportion of GDP should at least remain constant, as it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, and grow at a similar rate to GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential election in November should underpin industry growth by 1% alone this year. Some commentators, including our own, estimate $7-8 billion of political spending in the US alone.

Both consumers and corporates are likely to continue to be cautious and fearful, but should continue to purchase or invest in brands in both fast- and slow-growth markets. In addition, although there may not have been the required strong political leadership in the Eurozone, it is just possible that Europe will muddle through the current crisis, without a catastrophic failure, although the Iranian and Middle-Eastern situation poses another threat to global stability and oil prices. Some worry about Chinese growth rates and hard landings, although we see little let-up in Mainland China (in the first three months of 2012, China revenues are up 16% like-for-like) and believe the worst case is a soft landing, particularly following the strategies laid out in the 12th Five Year Plan – stressing consumption, social security and service industries.

In 2012, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and ‘horizontality’. New markets, new media and consumer insight account respectively for 29%, 30% and 25% of the Group’s revenues of over $16 billion, demonstrating the success of our strategic focus.

At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Additionally, as noted earlier, flexible staff costs (including incentives, freelance and consultants) have returned close to historic highs of around 7% of revenues, giving some protection in case market conditions change.

The budgets for 2012 have been prepared on a conservative basis, as usual, reflecting the faster-growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster-growing functional sectors of Advertising, Media Investment Management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the US and Western Europe. Our 2012 budgets show like-for-like revenue and gross margin growth of around 4% and a target operating margin improvement of 0.5 margin points.

Incentive plans for 2012 will continue to emphasise revenue (particularly in the mature markets of our custom consumer insight businesses) and operating profit growth in conjunction with operating margin improvement, although objectives will continue to include

2011 digital revenue1 vs peers $bn

WPP

Omnicom Publicis

IPG

Havas

5

4

3

2

1

0

1 Peer digital revenue $bn according to Advertising Age %s applied to FY US$ revenue.

2011 revenue by geography vs peers $bn

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Western Europe & UK

North America

20

16

12

8

4

0

WPP Omnicom1,2 Publicis1,3 IPG1,4 Havas1,3

1 Sourced from 2011 company presentations. Central & Eastern Europe estimated as 3% of revenue.

2 Assumed non-Euro countries in Europe are 3% of revenue and Canada is 1.5% of revenue.

3 Assumed $1=€0.71 based on the average for 2011.

4 Assumed Canada is 1.5% of revenue.

WPP ANNUAL REPORT 2011 23

How we’re doing

Letter to share owners

qualitative Group objectives, including coordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first three months of 2012. The Group has started the year well, with like-for-like revenue and gross margin for the first three months both up 4%. Geographically, we continue to see strong growth in Asia Pacific and Latin America and modestly better growth in the mature Western and Continental Europe markets. By sector, Advertising and Media Investment Management remains strong and Consumer Insight is showing an improvement in growth compared with the fourth quarter of 2011. These trends are in line with our budgets, which also indicate a broadly steady rate of growth throughout the year, albeit with the usual conservatism in quarter four. Operating profits were above budget.

One of the clouds on the horizon may, however, be 2013. There will be no maxi- or mini-quadrennial events in that year. It now seems more likely that President Obama will be re-elected and will have to confront the intimidating US budget deficit, whilst dealing with a Republican-controlled House of Representatives and/or Senate. Legislative gridlock may continue at a time when ‘kicking the can’ down the road may no longer be viable. Some hope that a re-elected President becomes more concerned with his legacy.

The longer term

In the long term, the outlook for the communications services industry appears favourable.

Globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, brand emphasis on health and wellness, the growth in government spending and the new focus on corporate sustainability issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of ‘new-BRICs’ such as Vietnam, Pakistan, Indonesia, Bangladesh, Colombia and Mexico and even Myanmar. Advertising and marketing services expenditure as a proportion of GDP has started to resume its growth, although in these relatively low-inflationary times, where our clients have limited pricing power, we remain committed to working with our clients and their procurement departments to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media, consumer insight and ‘horizontality’ – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people.

Including associates, the Group currently employs over 158,000 full-time people (up from over 146,000 the previous year) in over 2,500 offices in 107 countries. It services 344 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 63 of the Nasdaq 100, 33 of the Fortune e-50, and 730 national or multinational clients in three or more disciplines. More than 470 clients are served in four disciplines and these clients account for almost 57% of Group revenues. This reflects the increasing opportunities for coordination and co-operation or ‘horizontality’ between activities, both nationally and internationally and at a client and country level. The Group also works with almost 360 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. We estimate that well over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. ‘Horizontality’ has been accelerated through the appointment of over 30 Global Client Leaders for our major clients, accounting for about one-third of total revenues of $16 billion, and Country Managers in half a dozen ‘test’ markets. The Group continues to lead the industry in coordinating investment geographically and functionally through parent company initiatives and winning Group pitches.

24 WPP ANNUAL REPORT 2011

How we’re doing

Letter to share owners

Our key priorities

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful provider of communications services to multinational and local companies, not just the largest.

To that end, we have three key strategic priorities.

1 First, with the financial crisis of 2008 now hopefully behind us, and with margins now equal to historic pro-forma highs, our immediate goal is to deliver annual EPS growth of 10-15% through organic revenue growth of up to 5%, margin improvement of 0.5 margin points or more, and productive use of our cash flow. Compared with the last downturn, our people are stronger: they are better resourced, better motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In the most recent economic cycle, margins peaked at 15.0% (pre-TNS) and bottomed at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

2 Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well, particularly from a margin and operating profit point of view, and the focus has now to be on revenue and gross margin growth, capturing greater market share – an opportunity heightened by the recent Ipsos/Synovate takeover.

3 Our third priority, in the long term or over the next five to 10 years, is to: Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from over 29% to 35-40%.

Increase the share of revenues of new media from 30% to 35-40%.

Increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on digital and consumer insight, data analytics and the application of new technology.

Our six specific objectives

Here are six objectives which represent our key performance indicators (KPIs). For an assessment of how we performed against them in 2011, read on.

1 Continue to raise operating margins to the levels of the best-performing competition.

2 Continue to increase flexibility in the cost structure.

3 Improve total share owner return and return on capital.

4 Continue to enhance the value added by the parent company.

5 Continue to place greater emphasis on revenue growth.

6 Improve still further the quality of our creative output.

1 First, to continue to raise operating margins to the levels of the best-performing competition. In 2011, we achieved a margin of 14.3%, equal to our historic pro-forma high. We continue to believe a margin of 18.3% is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%. It may well be that gross margin margin is a more accurate competitive comparison and we achieved 15.5% in 2011, significantly up on 2010 and at the top levels of industry performance.

Headline operating margins1 vs peers %

WPP 20

IPG

15

Omnicom

Publicis 10

Havas

WPP including 5

associates

WPP gross 0

margin margin2 2007 2008 2009 2010 2011

1 Based on headline operating profit as defined on page 183, excluding share of results of associates, and sourced from relevant public filings, adjusted to a comparable basis to WPP.

2 Gross margin margin is defined as headline PBIT as a proportion of gross margin.

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2 Second, to continue to increase flexibility in the cost structure. In 2011, flexible staff costs (including incentives, freelance and consultants) returned close to historical highs of around 7% of revenues and continue to position the Group extremely well, if current market conditions change.

Change in variable costs %

2011 15 9.2 9.7 13.4 12.2 5.3 5.7 7.8 7.2

2010 12

2009 9

2002

6

3

0

Variable staff costs Variable staff costs as a % of staff costs as a % of revenue

3 Third, to improve total share owner return by maximising the return on investment on the Company’s substantial free cash flow of over

£1.0 billion (or around $1.6 billion).

There are broadly three alternative uses of funds: Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we have increased investment in our digital and technology-based service offering, in line with our strategic goals. We have also invested significantly more in real estate following lease renewals to secure greater efficiencies, although we have an opportunity to sell a freehold property for a significant capital gain.

Mergers and acquisitions, which have historically taken the lion’s share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. There is a very significant pipeline of reasonably priced small and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere at our competitors, particularly in fast-growing markets like China.

Our acquisition focus in 2011 was again on the triple opportunities of faster-growing geographic markets, new media and consumer insight, including data analytics and the application of technology, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2011, the Group spent £381 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300 million per annum and we will continue to seize opportunities in line with our strategy.

Dividends or share buy-backs. We have increasingly come to the view, based on co-operative research with leading investment institutions, that, currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions.

Following the strong first-half results in 2011, your Board raised the dividend by 25%, around five percentage points faster than the growth in diluted headline earnings per share, a pay-out ratio in the first half of 33%. For the full year, diluted headline earnings per share (including the exceptional tax credit) rose by 33% and as a result, the second interim dividend has been increased by 45%, bringing the total dividend for the year to 24.60p per share, up 38%, five percentage points higher than the growth in diluted headline earnings per share (including the exceptional tax credit) and 19 percentage points higher than the growth in diluted headline earnings per share (excluding the exceptional tax credit). As indicated in the AGM statement in June 2011, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% as soon as possible compared to the 2010 ratio of 31%. In 2011, it reached 36% on diluted headline earnings per share (excluding the exceptional tax credit) and 33% on diluted headline earnings per share (including the exceptional tax credit). Dividends to be paid in respect of 2011 will total over £300 million for the year.

Share buy-backs will continue to be targeted to absorb any share dilution from scrip dividends, issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year. Share buy-backs in 2011 cost £182 million, representing 2.1% of issued share capital.

Distributions to share owners1 £m

Buy-backs

600

6.6% 4.7% 3.4% 3.0% 4.8%

Dividends paid

450

300

150

4.8%

0

2007 2008 2009 2010 2011

1 Sum of share buy-backs and dividends paid divided by average shares in issue for the relevant period, as a % of the average share price for the relevant period.

26 WPP ANNUAL REPORT 2011

How we’re doing

Letter to share owners

4 Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development, including sustainability. We will continue to do this through a limited group of 400 or so people at the centre in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client coordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to holding or parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world’s largest marketers continue to gain momentum. The world’s largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations. Our largest client is seeking a seamless model, effectively a one-client agency within our Group. All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, coordination of communications and price. In response, we focus on talent, structure and incentives.

Managing talent

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In creating highly-competitive incentives with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been structured to give more time and attention to talent and to clients. Our recruiting efforts throughout 2011 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting, new media and private equity offers. The war for talent is fierce and will intensify further, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, Maestro, is being continuously developed. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We have launched a senior management mentoring and development program specifically for women, run by Charlotte Beers and called ‘The X Factor’.

In 2011, your Company teamed up with the Shanghai Art

& Design Academy (SADA) to establish the WPP School of Marketing and Communications. This jointly run school offers China’s first professional marketing and communications three-year diploma program. After 17 years, the WPP Marketing Fellowship program remains (sadly) the only multi-disciplinary and multi-geographical recruitment and training initiative in the industry.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately-based rewards to our people and to attract outstanding talent from elsewhere. This is a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details. A failure of external, as well as internal, audiences to understand the importance of globally competitive incentive-based compensation will undermine the Company’s leadership position. After all, we invest almost $10 billion a year in human capital, as opposed to only $400 million in fixed assets – 25 times more.

Communications

Of all businesses, a communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group’s vast resources with a raft of regular communications through our websites and social media channels and in print: our monthly public online news bulletin, e.wire; our consistently-awarded global newspaper and eBook, The WIRE; our annual Atticus Journal of original marketing thinking; the

WPP ANNUAL REPORT 2011 27

How we’re doing

Letter to share owners

WPP Reading Room, an extensive online library of think pieces (both public and original) from WPP professionals worldwide; our online Fact Files profiling Group resources/ companies/ products; regular communication on Group initiatives such as the WPP Worldwide Partnership Program and the WPP Marketing Fellowship Program; our annual Sustainability Report and this consistently award-winning Annual Report, both in print and online.

Property management

In 2011, we were able to reduce our core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning our core portfolio (excluding the impact of acquisitions) reduced. Consequently, average square foot per head dropped to 211 sq ft, well ahead of the target of 220 sq ft we set ourselves.

As a result of this improvement in space utilisation the establishment cost-to-revenue ratio dropped to 6.7%, ahead of our long-term 7% run rate and in spite of a 3% increase in cost per square foot. For 2012 we will continue our focus on the key drivers of space per head, particularly in the US where it runs above our average, and the cost per square foot on our lease renewals, particularly in the faster-growing markets where the rental markets are rising fastest. Our aim is to maintain the establishment cost-to-revenue ratio at 7% or even reduce it.

Procurement

We continue to target clear sector leadership in procurement, through continuous investment in people, processes and technology. WPP has professional procurement resources based in 14 countries.

Our goal is to make savings and add value across all of WPP’s bought-out spend, with particular emphasis on opportunities to leverage our global, regional or local scale to the benefit of our clients and our operating companies.

Information technology

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client- related developments and other internal business-focused applications.

The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to increase efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

In practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media investment management, healthcare, corporate sustainability, government, new technologies, new faster-growing markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP Country Managers. We continue to believe that increasing coordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. In addition, we have increased the number of WPP Global Client Leaders to coordinate our efforts on behalf of clients and to ensure they receive maximum benefit from their relationships with WPP operating brands. Over 30 global client leaders have been appointed so far.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications, corporate sustainability and media and entertainment. This has been especially important in developing our portfolio of direct investments in new media under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

Sustainability

The Group’s commitment to, and investment in, sustainability initiatives supports major business wins. We estimate that clients who engaged with WPP on our approach to sustainability were worth at least $1 billion to the Group in 2011. See pages 117 to 127 for more on sustainability at WPP.

28 WPP ANNUAL REPORT 2011

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Letter to share owners

Sustainability performance summary

	2011	2010	Change %
Value of client business supported by our sustainability credentials*	$1bn	–	–
Gender diversity (% of women total employees)	54%	54%	0%
Gender diversity (% of women Board directors/executive leaders)	31%	31%	0%
Investment in training and welfare	£58.3m	£48.9m	+19%
Carbon footprint (tonnes of CO_2 per person)	2.44	2.51	-3%
Social investment (£ million)	£15.3m	£14.3m	+7%

* Value of clients who requested information on our sustainability policies and performance through their supplier management process.

5

Fifth, to continue to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth, although the methods used to calculate rates of organic growth 'vary' to say the least and we may have put too much emphasis on margin improvement. In 2011, our like-for-like revenue growth of 5.3% was strong but not as strong as others, although quarter-four growth of 4.5% was in the middle of the pack. On a gross margin basis, the Group's like-for-like growth of 5.9% was in line with our leading competitors. Our margin performance is consistently at the top end of the pack.

Organic revenue growth vs peers %


WPP
IPG
Omnicom
Publicis
Havas
WPP organic gross margin growth
15
10
5
0
-5
-10
Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411

Given the significance of Consumer Insight revenues to the Group, with none of our direct competitors present in that sector, gross margin and gross margin margins are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Consumer Insight revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection is more efficient.

Estimated net new business billings of £3.2 billion ($5.2 billion) were won in 2011, up over 7% on 2010, placing the Group first or second in all leading net new business tables.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. In 2011, 24 acquisitions and investments were in new markets, 32 in new media and eight in Consumer Insight, including data analytics and the application of technology, with the balance of seven driven by individual client or agency needs.

Specifically, in 2011, acquisitions and increased equity stakes were completed in Advertising and Media Investment Management in the US, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, Chile, China, India, South Korea and the Philippines; in Consumer Insight in the US, Ireland, Germany, Poland, Russia, Kenya, Japan and Sri Lanka; in Public Relations & Public Affairs in the US, the UK, South Africa and Singapore; in direct, digital and interactive in the US, the UK, Austria, Brazil, China, the Philippines and Singapore; and in Specialist Communications in the US and Kenya.

So far in 2012, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in Israel, China, Singapore and Indonesia; in Consumer Insight in China and New Zealand; in Public Relations & Public Affairs in the US, Finland, Russia and Hong Kong; and in direct, digital and interactive in Russia and Australia. These acquisitions continue to move us forward to our previously described strategic priorities; expanding the share of revenues of our businesses in Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 35-40%; in new media to 35-40%; and in Consumer Insight, direct, digital and interactive, to over one-half.

We intend to expand our strong networks – Ogilvy & Mather Advertising, JWT, Y&R, Grey, United, bates, Mindshare, MEC, MediaCom, Maxus, tenthavenue, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill+Knowlton Strategies, Ogilvy Public Relations, Burson-Marsteller, Cohn & Wolfe, OgilvyOne Worldwide, Wunderman, OgilvyAction, G2, Possible Worldwide, 24/7 Media, Ogilvy CommonHealth Worldwide, Sudler & Hennessey, ghg, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient.

We will also enhance our leadership position in Consumer Insight by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television audience research through the former TNS Media Intelligence and TNS Media Research, and IBOPE and Marktest, which, combined, is the market leader outside North America. We now measure television and/or internet audiences in 47 countries around the world. →

WPP ANNUAL REPORT 2011 **29**

How we’re doing

Letter to share owners

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. We will also invest directly in new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

6 Sixth, to improve still further the quality of creative work throughout the Group. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client’s procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands study published annually with the Financial Times and its study of the BrandZ™ Top 50 Most Valuable Chinese Brands, together with the just-launched BrandZ™ Top 50 Most Valuable Latin American Brands.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

In pursuing these aims, the Group is led by John O’Keeffe, WPP’s worldwide creative director. Under John’s guidance, gratifying and discernible progress continues.

Your Company was named Holding Company of the Year at the 2011 Cannes Lions International Festival of Creativity, the world’s premier showcase for excellence in communications. This marks the first time the Cannes Lions have measured and recognised creative performance at the parent company level. Based on the collective number of Cannes Lions awarded to WPP agencies for creative excellence, WPP accumulated 1,219 points in the competition, followed by Omnicom second with 1,152 points and Publicis with 744 points. Awards were won by WPP agencies from more than 30 countries across all continents, including most notably a prestigious Grand Prix awarded to JWT Shanghai, the first time a Chinese agency has won this top prize. Three years earlier, JWT India was the first agency to win a Cannes Grand Prix for India.

Our performance in The Gunn Report, even on an accurately-calculated weighted basis, is as strong, with GroupM topping the Media Holding Company of the Year tables and Mindshare the fastest growing of the two big agencies at the top of the report in terms of media creativity. 2011 also saw the fifth annual WPPED Cream awards, our internal award program for outstanding work across the Group.

We are committed to achieving our objectives in the right way, as a company that recognises our responsibilities to clients, our people and the world at large. Sustainability at WPP encompasses our principles for marketing ethics, privacy and data protection, our leading employment practices, our commitment to minimise our environmental footprint and the contribution we make to communities through pro bono work and charitable giving. This is not altruism or charity, it is good business when, like us, you are focused on long-term total share owner return. Our strong track record in this area enables us to take advantage of new commercial opportunities as sustainability continues to grow in importance for consumers, governments, brands and businesses in Western and fast-growing economies. Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers’ understanding of sustainability issues.

A summary of the Group’s approach to sustainability can be found on pages 117 to 127. Please also see our annual Sustainability Report on the work our clients and our people do in these increasingly important areas.

Future challenges

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

30 WPP ANNUAL REPORT 2011

How we’re doing

Letter to share owners

And finally...

For companies such as ours, the regular acquisition of new business from new clients in open competition carries huge significance. More than any other form of achievement, it hits the headlines. It signals, very publicly, progress and momentum and state-of-the-art professionalism. It works as a kind of compliment to existing clients. And it is a great morale booster for staff. So it is extremely gratifying to be able to report that the Group’s 2011 new business performance continued, across disciplines and territories, to be outstanding.

At least as admirable, however, if less publicly recognised, is the ability of our companies to continue to service and satisfy existing clients – over many years and often through times of considerable difficulty. In 2011, an outstanding validation of this was the award of the first Lion at Cannes to any Holding Company for creative excellence. This ability to service and satisfy clients is sometimes referred to as client retention; but that’s a seriously misleading term. Client retention suggests little more than passive custodianship; looking after what you have got and making sure it does not slip away. In truth, of course, to satisfy properly demanding existing clients requires at least as much energy, initiative, enterprise and imagination as any hectic new business presentation – and on top of that, the ability to sustain such service over very long periods of time.

So while we delight in our new business record, and thank and congratulate those thousands of our people who contributed to it, we would like to reserve our last word of gratitude for those many more thousands who continued to prove, day in and day out, the value to their clients of the skills and talents of WPP professionals. It is testing and admirable work that they do, that sometimes goes unrecognised.

Philip Lader Chairman

Sir Martin Sorrell Group chief executive

Paul Richardson Group finance director

Howard Paster (1944-2011)

When Howard Paster died in August of last year, his army of friends and colleagues shared two dominant emotions: a huge sense of loss; and infinite gratitude for having known him.

Bill and Hillary Clinton were among them. He’d worked closely with both. “We will remember Howard for his passion and candor and his dedication to public service,” they wrote.

Howard Paster had been part of WPP since 1989 – for the last decade with responsibility for all the Group’s public relations and public affairs interests, and for much of that time as a member of the WPP

Board of Directors. Extensive though that responsibility was, Howard’s influence was greater still. The multitude of tributes that followed his death painted a remarkably consistent picture of the qualities with which he was blessed and which he so liberally shared.

Here is just a fraction of those tributes. “A good man.” “One of the finest men I’ve ever met.” “His integrity, compassion and deep love of his family were inspirations to all of us.” “Always the person to turn to for advice.” “We will all miss Howard’s knowledge, great wisdom and kindness” “A compassionate man.” “He was as insightful a business guy and generous a human being as I have known.” “Wise, kind, expert, polite and always helpful.” “A wonderful man.” “A great guy and a wise counsellor.” “We’ve truly lost a remarkable man, but the inspiration of his faith, optimism and perseverance will live in our hearts forever.”

“Howard has been our colleague, friend and trusted advisor for almost a quarter of a century”, said Martin Sorrell at that time. “He really is irreplaceable.” As we extend our sympathy to Howard Paster’s family, we thank them profoundly for having shared him with us.

WPP ANNUAL REPORT 2011 31

Appendix 2: Financial Statements

The financial statements attached are extracted from pages 145 to 183 of the Annual Report and Accounts and include a responsibility statement on page 151:

Our 2011 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended

31 December 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2011.

The Group’s financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings

WPP ANNUAL REPORT 2011 145

Our 2011 financial statements

Accounting policies

over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group’s commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

Brand names (with finite lives) – 10-20 years.

Customer related intangibles – 3-10 years.

Other proprietary tools – 3-10 years.

Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 (revised) Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows: Freehold buildings – 50 years.

Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.

Fixtures, fittings and equipment – 3-10 years.

Computer equipment – 3-5 years.

Interests in associates and joint ventures

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group’s share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

146 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Accounting policies

The Group accounts for joint venture investments under the equity method which is consistent with the Group’s treatment of associates.

Other investments

Other investments are designated as ‘available for sale’ and are shown at fair value with any movements in fair value taken to equity.

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

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Accounting policies

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Other debt

Other interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client

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Accounting policies

base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group’s subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group’s tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

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Our 2011 financial statements

Accounting policies

Retirement benefit costs

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the consolidated statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate trustee-administered funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

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Accounting policies and Directors’ responsibility statement

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective: IFRS 7 (amended): Financial Instruments: Disclosures; IFRS 9: Financial Instruments; IFRS 10: Consolidated Financial Statements; IFRS 11: Joint Arrangements; IFRS 12: Disclosure of Interests in Other Entities; IFRS 13: Fair Value Measurement; IAS 1 (amended): Presentation of Financial Statements; IAS 12 (amended): Income Taxes; IAS 19 (amended): Employee Benefits; IAS 27 (revised): Separate Financial Statements; IAS 28 (revised): Investments in Associates and Joint Ventures; and IAS 32 (amended): Financial Instruments: Presentation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

In the current year, the following Standards and Interpretations became effective: IAS 24 (revised): Related Party Transactions; IAS 32 (amended): Classification of Rights Issues; IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these Standards and Interpretations has not led to any changes in the Group’s accounting policies.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group’s accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Directors’ responsibility statement

We confirm that to the best of our knowledge: the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and the management report, which is incorporated into the Directors’ report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Sir Martin Sorrell Group chief executive

20 April 2012

Paul Richardson Group finance director

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Our 2011 financial statements

Consolidated income statement

For the year ended 31 December 2011	Notes	2011 £m	2010 £m	2009 £m	2011 $m[3]	2010 $m[3]	2009 $m[3]
Billings[1]		**44,791.8**	42,683.6	37,919.4	**71,749.2**	65,961.2	59,388.7
Revenue	2	**10,021.8**	9,331.0	8,684.3	**16,053.4**	14,416.2	13,598.2
Direct costs		**(783.3)**	(770.5)	(703.6)	**(1,253.7)**	(1,190.0)	(1,103.8)
Gross profit		**9,238.5**	8,560.5	7,980.7	**14,799.7**	13,226.2	12,494.4
Operating costs	3	**(8,046.3)**	(7,587.5)	(7,219.0)	**(12,896.3)**	(11,728.2)	(11,275.6)
Operating profit		**1,192.2**	973.0	761.7	**1,903.4**	1,498.0	1,218.8
Share of results of associates	4	**66.1**	55.2	57.0	**105.8**	85.3	91.2
Profit before interest and taxation		**1,258.3**	1,028.2	818.7	**2,009.2**	1,583.3	1,310.0
Finance income	6	**97.3**	81.7	150.4	**155.3**	126.0	241.4
Finance costs	6	**(297.2)**	(276.8)	(355.4)	**(475.9)**	(427.8)	(562.3)
Revaluation of financial instruments	6	**(50.0)**	18.2	48.9	**(79.2)**	30.1	80.1
Profit before taxation		**1,008.4**	851.3	662.6	**1,609.4**	1,311.6	1,069.2
Taxation	7	**(91.9)**	(190.3)	(155.7)	**(151.1)**	(294.4)	(249.3)
Profit for the year		**916.5**	661.0	506.9	**1,458.3**	1,017.2	819.9
Attributable to:							
Equity holders of the parent		**840.1**	586.0	437.7	**1,335.7**	901.0	708.1
Non-controlling interests		**76.4**	75.0	69.2	**122.6**	116.2	111.8
		916.5	661.0	506.9	**1,458.3**	1,017.2	819.9
Headline PBIT	31	**1,429.0**	1,228.7	1,017.2	**2,281.5**	1,893.3	1,622.7
Headline PBIT margin	31	**14.3%**	13.2%	11.7%	**14.2%**	13.1%	11.9%
Headline PBT	31	**1,229.1**	1,033.6	812.2	**1,960.9**	1,591.5	1,301.8
Earnings per share[2]							
Basic earnings per ordinary share	9	**67.6p**	47.5p	35.9p	**107.5¢**	73.1¢	58.1¢
Diluted earnings per ordinary share	9	**64.5p**	45.9p	35.3p	**102.6¢**	70.6¢	57.2¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1] Billings is defined on page 182.

[2] The calculations of the Group's earnings per share and headline earnings per share are set out in note 9.

[3] The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.6032 to the pound sterling for the year 2011 (2010: US$1.5461, 2009: US$1.5667).

152 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Consolidated statement of comprehensive income

For the year ended 31 December 2011 2011 2010 2009

£m £m £m

Profit for the year 916.5 661.0 506.9

Exchange adjustments on foreign currency net investments (256.3) 156.3 (155.6)

Gain/(loss) on revaluation of available for sale investments 11.3 (59.8) (13.5)

Actuarial loss on defined benefit pension plans (72.0) (0.4) (7.2)

Deferred tax on defined benefit pension plans 0.1 0.2 (4.4)

Other comprehensive (loss)/income relating to the year (316.9) 96.3 (180.7)

Total comprehensive income relating to the year 599.6 757.3 326.2

Attributable to:

Equity holders of the parent 529.5 672.6 270.4

Non-controlling interests 70.1 84.7 55.8

599.6 757.3 326.2

Note

The accompanying notes form an integral part of this consolidated statement of comprehensive income.

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153

Our 2011 financial statements

Consolidated cash flow statement

For the year ended 31 December 2011 2011 2010 2009

Notes £m £m £m

Net cash inflow from operating activities 11 665.2 1,361.2 818.8

Investing activities

Acquisitions and disposals 11 (469.8) (200.1) (118.4)

Purchases of property, plant and equipment (216.1) (190.5) (222.9)

Purchases of other intangible assets (including capitalised computer software) (37.1) (27.0) (30.4)

Proceeds on disposal of property, plant and equipment 13.2 7.6 9.2

Net cash outflow from investing activities (709.8) (410.0) (362.5)

Financing activities

Share option proceeds 28.8 42.7 4.1

Cash consideration for non-controlling interests 11 (62.6) (15.1) (26.4)

Share repurchases and buy-backs 11 (182.2) (46.4) (9.5)

Net increase/(decrease) in borrowings 11 301.4 19.8 (426.3)

Financing and share issue costs (11.9) (3.5) (18.8)

Equity dividends paid (218.4) (200.4) (189.8)

Dividends paid to non-controlling interests in subsidiary undertakings (62.2) (66.7) (63.0)

Net cash outflow from financing activities (207.1) (269.6) (729.7)

Net (decrease)/increase in cash and cash equivalents (251.7) 681.6 (273.4)

Translation differences (29.9) 82.2 (98.7)

Cash and cash equivalents at beginning of year 1,709.8 946.0 1,318.1

Cash and cash equivalents at end of year 11 1,428.2 1,709.8 946.0

Reconciliation of net cash flow to movement in net debt:

Net (decrease)/increase in cash and cash equivalents (251.7) 681.6 (273.4)

Cash (inflow)/outflow from (increase)/decrease in debt financing (289.5) (16.3) 445.1

Debt acquired (17.5) – –

Other movements (16.4) (17.7) 35.1

Translation differences (1.3) 104.4 220.4

Movement of net debt in the year (576.4) 752.0 427.2

Net debt at beginning of year (1,888.4) (2,640.4) (3,067.6)

Net debt at end of year 10 (2,464.8) (1,888.4) (2,640.4)

Note

The accompanying notes form an integral part of this consolidated cash flow statement.

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Consolidated balance sheet

At 31 December 2011 2011 2010

Notes £m £m

Non-current assets

Intangible assets:

Goodwill 12 9,430.8 9,106.3

Other 12 1,859.9 1,904.5

Property, plant and equipment 13 728.3 708.4

Interests in associates and joint ventures 14 801.3 792.1

Other investments 14 190.8 173.7

Deferred tax assets 15 86.0 79.1

Trade and other receivables 17 309.1 323.5

13,406.2 13,087.6

Current assets

Inventory and work in progress 16 333.9 366.0

Corporate income tax recoverable 88.5 82.9

Trade and other receivables 17 8,919.7 8,843.4

Cash and short-term deposits 1,946.6 1,965.2

11,288.7 11,257.5

Current liabilities

Trade and other payables 18 (11,165.5) (11,703.6)

Corporate income tax payable (113.4) (115.8)

Bank overdrafts and loans 20 (518.4) (255.4)

(11,797.3) (12,074.8)

Net current liabilities (508.6) (817.3)

Total assets less current liabilities 12,897.6 12,270.3

Non-current liabilities

Bonds and bank loans 20 (3,893.0) (3,598.2)

Trade and other payables 19 (553.1) (388.6)

Corporate income tax payable (379.5) (481.8)

Deferred tax liabilities 15 (741.4) (750.7)

Provision for post-employment benefits 23 (282.3) (241.5)

Provisions for liabilities and charges 21 (154.0) (161.6)

(6,003.3) (5,622.4)

Net assets 6,894.3 6,647.9

Equity

Called-up share capital 26 126.6 126.4

Share premium account 105.7 54.5

Shares to be issued 2.4 3.1

Merger reserve (5,136.2) (5,136.8)

Other reserves 27 938.9 1,182.8

Own shares (177.6) (144.8)

Retained earnings 10,803.5 10,361.4

Equity share owners’ funds 6,663.3 6,446.6

Non-controlling interests 231.0 201.3

Total equity 6,894.3 6,647.9

Note

The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 20 April 2012.

Signed on behalf of the Board:

Sir Martin Sorrell Paul Richardson

Group chief executive Group finance director

WPP ANNUAL REPORT 2011

155

Our 2011 financial statements

Consolidated statement of changes in equity

For the year ended 31 December 2011

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2010	**125.6**	**12.6**	**5.5**	**(5,138.0)**	**1,093.1**	**(154.0)**	**9,949.2**	**5,894.0**	**181.7**	**6,075.7**
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	**126.4**	**54.5**	**3.1**	**(5,136.8)**	**1,182.8**	**(144.8)**	**10,361.4**	**6,446.6**	**201.3**	**6,647.9**
Ordinary shares issued	0.6	30.4	(0.7)	0.6	–	–	–	30.9	–	30.9
Share cancellations	(0.7)	–	–	–	0.7	–	(45.9)	(45.9)	–	(45.9)
Treasury share additions	–	–	–	–	–	(29.8)	–	(29.8)	–	(29.8)
Treasury share allocations	–	–	–	–	–	0.8	(0.8)	–	–	–
Exchange adjustments on foreign currency net investments	–	–	–	–	(250.0)	–	–	(250.0)	(6.3)	(256.3)
Net profit for the year	–	–	–	–	–	–	840.1	840.1	76.4	916.5
Dividends paid	–	–	–	–	–	–	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	–	–	–	–	(21.1)	–	–	–
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	78.8	78.8	–	78.8
Tax adjustment on share-based payments	–	–	–	–	–	–	(11.7)	(11.7)	–	(11.7)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(3.8)	(102.7)	(106.5)	–	(106.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(72.0)	(72.0)	–	(72.0)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.1	0.1	–	0.1
Gain on revaluation of available for sale investments	–	–	–	–	11.3	–	–	11.3	–	11.3
Recognition/remeasurement of financial instruments	–	–	–	–	(5.9)	–	33.8	27.9	–	27.9
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	**126.6**	**105.7**	**2.4**	**(5,136.2)**	**938.9**	**(177.6)**	**10,803.5**	**6,663.3**	**231.0**	**6,894.3**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 27.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Total comprehensive income relating to the year ended 31 December 2011 was £599.6 million (2010: £757.3 million).

156 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Notes to the consolidated financial statements

For the year ended 31 December 2011

1. General information
WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information
The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors
Reported contributions were as follows:

	Revenue[1] 2011 £m	Headline PBIT[2] 2011 £m	Headline PBIT margin 2011 %	Revenue[1] 2010 £m	Headline PBIT[2] 2010 £m	Headline PBIT margin 2010 %	Revenue[1] 2009 £m	Headline PBIT[2] 2009 £m	Headline PBIT margin 2009 %
Advertising and Media Investment Management	4,157.2	667.9	16.1	3,733.3	573.0	15.3	3,420.5	472.8	13.8
Consumer Insight	2,458.0	258.7	10.5	2,430.2	234.8	9.7	2,297.1	196.9	8.6
Public Relations & Public Affairs	885.4	142.9	16.1	844.5	133.1	15.8	795.7	122.1	15.3
Branding & Identity, Healthcare and Specialist Communications	2,521.2	359.5	14.3	2,323.0	287.8	12.4	2,171.0	225.4	10.4
	10,021.8	1,429.0	14.3	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7

Notes
[1] Intersegment sales have not been separately disclosed as they are not material.
[2] A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment & write-downs £m	Share of results of associates £m	Interests in associates and joint ventures £m
2011						
Advertising and Media Investment Management	44.5	112.7	94.2	–	36.4	549.9
Consumer Insight	12.7	63.1	49.8	–	16.3	101.3
Public Relations & Public Affairs	3.9	15.4	15.8	–	3.2	42.6
Branding & Identity, Healthcare and Specialist Communications	17.7	62.0	51.7	–	10.2	107.5
	78.8	253.2	211.5	–	66.1	801.3
2010						
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009						
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3

Notes
[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2] Depreciation of property, plant and equipment and amortisation of other intangible assets.

WPP ANNUAL REPORT 2011 157

Our 2011 financial statements

Notes to the consolidated financial statements

Assets Liabilities

Unallocated Consolidated Unallocated Consolidated

Segment corporate total Segment corporate total

assets assets1 assets liabilities liabilities1 liabilities

Balance sheet £m £m £m £m £m £m

2011

Advertising and Media Investment Management 12,075.9 (9,331.8)

Consumer Insight 3,525.3 (1,058.2)

Public Relations & Public Affairs 1,825.0 (411.4)

Branding & Identity, Healthcare and Specialist Communications 5,147.6 (1,353.5)

22,573.8 2,121.1 24,694.9 (12,154.9) (5,645.7) (17,800.6)

2010

Advertising and Media Investment Management 11,795.7 (9,553.6)

Consumer Insight 3,691.2 (1,143.9)

Public Relations & Public Affairs 1,699.6 (388.4)

Branding & Identity, Healthcare and Specialist Communications 5,031.4 (1,409.4)

22,217.9 2,127.2 24,345.1 (12,495.3) (5,201.9) (17,697.2)

Note

1 Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Contributions by geographical area were as follows:

2011 2010 2009

£m £m £m

Revenue1

North America5 3,388.2 3,299.8 3,010.0

UK 1,183.5 1,087.6 1,029.0

Western Continental Europe4 2,505.1 2,325.3 2,327.8

Asia Pacific, Latin America,

Africa & Middle East and

Central & Eastern Europe 2,945.0 2,618.3 2,317.5

10,021.8 9,331.0 8,684.3

Margin Margin Margin

Headline PBIT2

North America5 15.5% 525.6 14.7% 484.6 13.2% 397.9

UK 14.0% 165.3 13.6% 147.9 12.8% 131.5

Western Continental Europe4 11.3% 284.0 9.5% 221.6 8.3% 193.4

Asia Pacific, Latin America,

Africa & Middle East and

Central & Eastern Europe 15.4% 454.1 14.3% 374.6 12.7% 294.4

14.3% 1,429.0 13.2% 1,228.7 11.7% 1,017.2

Non-current assets3

North America5 4,960.4 4,742.7

UK 1,728.1 1,693.3

Western Continental Europe4 3,681.8 3,728.6

Asia Pacific, Latin America,

Africa & Middle East and

Central & Eastern Europe 2,765.0 2,649.2

13,135.3 12,813.8

Notes

1 Intersegment sales have not been separately disclosed as they are not material.

2 Headline PBIT is defined in note 31.

3 Non-current assets excluding financial instruments and deferred tax.

4 Western Continental Europe includes Ireland with revenue of £40.3 million (2010: £37.4 million,

2009: £43.4 million), headline PBIT of £1.1 million (2010: £ 2.0 million, 2009: £3.9 million) and non-current assets of £52.4 million (2010: £65.0 million).

5 North America includes the US with revenues of £3,149.9 million (2010: £ 3,097.9 million, 2009:

£2,835.8 million), headline PBIT of £490.2 million (2010: £448.7 million, 2009: £370.9 million)

and non-current assets of £4,396.5 million (2010: £4,209.7 million).

3. Operating costs

2011 2010 2009

£m £m £m

Staff costs (note 5) 5,872.5 5,438.7 5,117.0

Establishment costs 674.1 659.2 691.6

Other operating costs (net) 1,499.7 1,489.6 1,410.4

Total operating costs 8,046.3 7,587.5 7,219.0

Operating costs include:

Goodwill impairment (note 12) – 10.0 44.3

Investment write-downs 32.8 37.5 11.1

Amortisation and impairment of acquired

intangible assets (note 12) 172.0 170.5 172.6

Amortisation of other intangible assets (note 12) 25.7 25.4 30.5

Depreciation of property, plant and equipment 178.7 178.3 189.9

(Gains)/losses on sale of property, plant

and equipment (0.9) 0.7 0.4

Gains on disposal of investments (0.4) (4.1) (31.1)

Gains on re-measurement of equity interest

on acquisition of controlling interest (31.6) (13.7) –

Net foreign exchange losses 1.1 8.0 6.4

Operating lease rentals:

Land and buildings 459.6 449.9 461.5

Sublease income (29.1) (32.8) (27.0)

430.5 417.1 434.5

Plant and machinery 23.0 24.8 28.0

453.5 441.9 462.5

In 2011, operating profit includes credits totalling £14.0 million (2010: £16.5 million,

2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010. Further details of the

Group’s approach to acquisition reserves, as required by IFRS 3 (revised) Business

Combinations, are given in note 28.

Investment write-downs of £32.8 million (2010: £37.5 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

All of the operating costs of the Group are related to administrative expenses.

158

WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

Auditors' remuneration:

	2011 £m	2010 £m	2009 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	1.4	1.4	1.5
The audit of the Company's subsidiaries pursuant to legislation	15.3	14.8	15.0
	16.7	16.2	16.5
Other services pursuant to legislation	3.1	3.1	3.2
Fees payable to the auditors pursuant to legislation	19.8	19.3	19.7
Tax advisory services	2.3	2.7	2.6
Tax compliance services	1.1	1.2	1.5
	3.4	3.9	4.1
Corporate finance services	0.5	0.2	0.2
Other services[1]	4.7	5.1	4.8
Total non-audit fees	8.6	9.2	9.1
Total fees	28.4	28.5	28.8

Note

[1] Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2012 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings		
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
In respect of operating leases which expire:						
– within one year	5.5	4.8	4.1	27.4	32.7	43.1
– within two to five years	13.2	14.8	14.6	190.7	163.4	145.2
– after five years	0.5	0.2	1.1	143.6	159.7	143.7
	19.2	19.8	19.8	361.7	355.8	332.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2011 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2012	380.9	(19.5)	361.4
2013	328.5	(11.6)	316.9
2014	282.0	(3.5)	278.5
2015	248.0	(3.0)	245.0
2016	204.2	(1.7)	202.5
Later years	931.9	(1.2)	930.7
	2,375.5	(40.5)	2,335.0

4. Share of results of associates

Share of results of associates include:

	2011 £m	2010 £m	2009 £m
Share of profit before interest and taxation	99.9	86.0	86.3
Share of exceptional gains/(losses)	2.1	(0.3)	(1.6)
Share of interest and non-controlling interests	(2.5)	(2.7)	(0.7)
Share of taxation	(33.4)	(27.8)	(27.0)
	66.1	55.2	57.0

5. Our people

Our staff numbers averaged 109,971 against 101,387 in 2010 and 105,318 in 2009, including acquisitions. Their geographical distribution was as follows:

	2011	2010	2009
North America	27,540	25,546	25,004
UK	10,555	9,620	9,704
Western Continental Europe	22,504	21,154	22,230
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	49,372	45,067	48,380
	109,971	101,387	105,318

Their operating sector distribution was as follows:

	2011	2010	2009
Advertising and Media Investment Management	47,252	42,424	42,906
Consumer Insight	29,204	28,167	28,325
Public Relations & Public Affairs	7,869	7,364	7,325
Branding & Identity, Healthcare and Specialist Communications	25,646	23,432	26,762
	109,971	101,387	105,318

At the end of 2011 staff numbers were 113,615 (2010: 104,052, 2009: 98,759). Including all employees of associated undertakings, this figure was approximately 158,000 at 31 December 2011 (2010: 146,000, 2009: 138,000).

Staff costs include:

	2011 £m	2010 £m	2009 £m
Wages and salaries	4,079.4	3,696.8	3,614.1
Cash-based incentive plans	259.4	271.9	122.9
Share-based incentive plans (note 22)	78.8	70.4	54.9
Social security costs	499.3	450.1	442.5
Pension costs (note 23)	135.4	120.6	116.4
Other staff costs[1]	820.2	828.9	766.2
	5,872.5	5,438.7	5,117.0
Staff cost to revenue ratio	58.6%	58.3%	58.9%

Note

[1] Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £7.3 million (2010: £7.7 million, 2009: £6.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel are disclosed on pages 137 to 143.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2011 £m	2010 £m	2009 £m
Expected return on pension plan assets (note 23)	32.6	30.6	28.7
Income from available for sale investments	0.6	9.3	10.2
Interest income	64.1	41.8	111.5
	97.3	81.7	150.4

Finance costs include:

	2011 £m	2010 £m	2009 £m
Interest on pension plan liabilities (note 23)	43.8	45.9	46.1
Interest on other long-term employee benefits	1.8	1.9	1.3
Interest payable and similar charges[1]	251.6	229.0	308.0
	297.2	276.8	355.4

Revaluation of financial instruments[2] include:

	2011 £m	2010 £m	2009 £m
Movements in fair value of treasury instruments	(12.7)	21.8	8.4
Revaluation of put options over non-controlling interests	(30.9)	(3.6)	15.3
Revaluation of payments due to vendors	(6.4)	–	–
Gains on termination of hedge accounting on repayment of TNS debt	–	–	25.2
	(50.0)	18.2	48.9

Notes

[1] Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

[2] Financial instruments are held at fair value through profit and loss.

The majority of the Group's long-term debt is represented by $1,781 million of US dollar bonds at an average interest rate of 6.08% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $711 million at an average interest rate of 0.92% inclusive of margin.

7. Taxation

The tax rate on headline PBT excluding the impact of the exceptional release of prior year tax provisions and the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, was 22.0% (2010: 22.0%) and is defined in note 31. The tax rate on reported PBT was 9.1% (2010: 22.4%).

In 2011, the tax rate on reported PBT was significantly lower than the tax rate on headline PBT due to the resolution of historic tax liabilities and deferred tax credits related to the accounting for acquired intangibles with definite lives. The release of prior year corporate tax provisions resulted from the resolution of a number of open matters. Based on the size of this release, it has been classified as an exceptional item and therefore excluded from the calculation of headline earnings.

Cash taxes paid in the year were £247.9 million (2010: £207.4 million). The cash tax rate on headline PBT was 20.2% (2010: 20.1%).

WPP ANNUAL REPORT 2011 159

Our 2011 financial statements
Notes to the consolidated financial statements

The tax charge is based on the profit for the year and comprises:

	2011 £m	2010 £m	2009 £m
Corporation tax			
Current year	310.3	276.2	209.8
Prior years	(47.7)	(1.0)	(1.7)
Exceptional release of prior year provisions	(106.1)	–	–
	156.5	275.2	208.1
Deferred tax			
Current year	4.5	(21.4)	(16.1)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(72.4)	(37.5)	(37.3)
	(67.9)	(58.9)	(53.4)
Prior years	3.3	(26.0)	1.0
	(64.6)	(84.9)	(52.4)
Tax charge	91.9	190.3	155.7

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2011 £m	2010 £m	2009 £m
Profit before taxation	1,008.4	851.3	662.6
Tax at the corporation tax rate of 25%[3]	252.1	212.8	165.7
Tax effect of share of results of associates	(16.5)	(13.8)	(14.3)
Tax effect of items that are not deductible/(taxable)	13.0	(7.8)	(63.7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	9.2	15.4	23.7
Losses carried forward and temporary differences not recognised	69.5	58.2	55.1
Tax effect of utilisation or recognition of tax losses not previously recognised	(84.9)	(47.5)	(10.1)
Release of prior year provisions in relation to acquired businesses	(21.4)	(19.7)	(19.3)
Other prior year adjustments	(23.0)	(7.3)	18.6
Exceptional release of prior year provisions	(106.1)	–	–
Tax charge	91.9	190.3	155.7
Effective tax rate on profit before tax	9.1%	22.4%	23.5%
Effective tax rate on headline PBT[1,2]	22.0%	22.0%	23.8%

Notes

[1] Headline PBT and the effective tax rate on headline PBT are defined in note 31.

[2] Excluding the exceptional release of prior year provisions and the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

[3] Irish non-trading corporation tax rate.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

Per share	2011 Pence per share	2010 Pence per share	2009 Pence per share	2011 £m	2010 £m	2009 £m
2010 Second interim dividend	11.82p	10.28p	10.28p	147.3	126.6	126.1
2011 First interim dividend	7.46p	5.97p	5.19p	92.2	73.8	63.7
	19.28p	16.25p	15.47p	239.5	200.4	189.8

Per ADR[1]	2011 Cents per ADR	2010 Cents per ADR	2009 Cents per ADR	2011 $m	2010 $m	2009 $m
2010 Second interim dividend	91.37¢	80.53¢	95.21¢	227.7	198.3	233.6
2011 First interim dividend	59.80¢	46.15¢	40.66¢	147.8	114.1	99.8
	151.17¢	126.68¢	135.87¢	375.5	312.4	333.4

The Company operates a scrip dividend scheme which enables share owners to receive new fully paid ordinary shares in the Company instead of cash dividends. Included in the £239.5 million dividends recognised in 2011 are cash dividends of £218.4 million and scrip dividends of £21.1 million.

Second interim dividend for the year ended 31 December 2011:

Per share	2011 Pence per share	2010 Pence per share	2009 Pence per share
2011 Second interim dividend	17.14p	11.82p	10.28p

Per ADR[1]	2011 Cents per ADR	2010 Cents per ADR	2009 Cents per ADR
2011 Second interim dividend	137.39¢	91.37¢	80.53¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 152. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2011	2010	2009
Reported earnings[1] (£m)	840.1	586.0	437.7
Headline earnings (£m) (note 31)	882.3	730.8	550.0
Headline earnings (including exceptional tax credit) (£m) (note 31)	988.4	730.8	550.0
Average shares used in basic EPS calculation (m)	1,242.7	1,233.1	1,218.7
Reported EPS	67.6p	47.5p	35.9p
Headline EPS	71.0p	59.3p	45.1p
Headline EPS (including exceptional tax credit)	79.5p	59.3p	45.1p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2011	2010	2009
Diluted reported earnings (£m)	866.2	614.3	437.7
Diluted headline earnings (£m)	908.4	759.1	550.0
Diluted headline earnings (including exceptional tax credit) (£m)	1,014.5	759.1	550.0
Average shares used in diluted EPS calculation (m)	1,342.2	1,339.0	1,238.2
Diluted reported EPS	64.5p	45.9p	35.3p
Diluted headline EPS	67.7p	56.7p	44.4p
Diluted headline EPS (including exceptional tax credit)	75.6p	56.7p	44.4p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2011 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2010: £28.3 million) for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. In addition, at 31 December 2011, options to purchase 4.0 million ordinary shares (2010: 11.6 million, 2009: 33.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2011 m	2010 m	2009 m
Average shares used in basic EPS calculation	1,242.7	1,233.1	1,218.7
Dilutive share options outstanding	4.5	6.7	2.1
Other potentially issuable shares	18.5	22.7	17.4
£450 million 5.75% convertible bonds	76.5	76.5	–
Shares used in diluted EPS calculation	1,342.2	1,339.0	1,238.2

At 31 December 2011 there were 1,266,373,821 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares 2011 £m	Shares 2010 £m	Debt 2011 £m	Debt 2010 £m
Analysis of changes in financing				
Beginning of year	180.9	138.2	3,598.2	3,586.4
Other ordinary shares issued	31.0	42.7	–	–
Share cancellations	(0.7)	–	–	–
Scrip dividend	21.1	–	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	301.4	19.8
Net amortisation of financing costs included in net debt	–	–	7.6	13.6
Debt acquired	–	–	17.5	–
Other movements	–	–	(2.7)	0.5
Exchange adjustments	–	–	(29.0)	(22.1)
End of year	232.3	180.9	3,893.0	3,598.2

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

160 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

Shares
At 31 December 2011, the Company's share base was entirely composed of ordinary equity share capital and share premium of £232.3 million (2010: £180.9 million), further details of which are disclosed in note 26.

Debt
US$ bonds The Group has in issue $600 million of 8% bonds due September 2014. In November 2011, the Group issued $812 million of 4.75% bonds due November 2021. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014. Consequently the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a five-year Revolving Credit Facility of $1.05 billion and £375 million due November 2016, signed in November 2011. Prior to this the Group had a Revolving Credit Facility of $1.6 billion signed in August 2005. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $711 million in 2011. The Group had available undrawn committed credit facilities of £972 million at December 2011 (2010: £1,145 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program
The Group operates a commercial paper program using the Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2011.

Convertible bonds
The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2011. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £424.1 million and the equity component is £44.5 million as at 31 December 2011.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2011 was approximately £448.9 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2011 £m	2010 £m
Within one year	(240.8)	(209.4)
Between one and two years	(722.2)	(308.7)
Between two and three years	(1,259.3)	(721.1)
Between three and four years	(524.7)	(1,416.3)
Between four and five years	(787.1)	(509.8)
Over five years	(1,304.1)	(1,355.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,838.2)	(4,520.7)
Short-term overdrafts – within one year	(518.4)	(255.4)
Future anticipated cash flows	(5,356.6)	(4,776.1)
Effect of discounting/financing rates	945.2	922.5
Debt financing	(4,411.4)	(3,853.6)
Cash and short-term deposits	1,946.6	1,965.2
Net debt	(2,464.8)	(1,888.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2011 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,494.1	6.00%	n/a	63
	– floating	477.9	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	70
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	710.3	6.50%	n/a	50
	– floating	354.0	n/a	EURIBOR	n/a
¥	– fixed	75.4	2.07%	n/a	24
$C[2]	– floating	79.7	n/a	LIBOR	n/a
Other		(48.4)	n/a	n/a	n/a
		3,893.0			

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C[2]	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2			

Notes
[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2011 the amount still to be written to income was £1.2 million (2010: £1.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.
[2] Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

2011	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	60.5	52.3	167.5	214.3
Between one and two years	328.1	233.3	771.7	869.8
Between two and three years	356.5	284.9	785.1	867.6
Between three and four years	478.5	353.2	537.4	633.9
Between four and five years	1.1	0.6	4.2	37.4
Over five years	26.1	25.5	227.3	237.4
	1,250.8	949.8	2,493.2	2,860.4

2010	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

WPP ANNUAL REPORT 2011 161

Our 2011 financial statements

Notes to the consolidated financial statements

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 154.

Net cash from operating activities:

	2011 £m	2010 £m	2009 £m
Profit for the year	916.5	661.0	506.9
Taxation	91.9	190.3	155.7
Revaluation of financial instruments	50.0	(18.2)	(48.9)
Finance costs	297.2	276.8	355.4
Finance income	(97.3)	(81.7)	(150.4)
Share of results of associates	(66.1)	(55.2)	(57.0)
Operating profit	**1,192.2**	973.0	761.7
Adjustments for:			
Non-cash share-based incentive plans (including share options)	78.8	70.4	54.9
Depreciation of property, plant and equipment	185.8	184.9	195.3
Impairment of goodwill	–	10.0	44.3
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Amortisation of other intangible assets	25.7	25.4	30.5
Investment write-downs	32.8	37.5	11.1
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)	–
(Gains)/losses on sale of property, plant and equipment	(0.9)	0.7	0.4
Operating cash flow before movements in working capital and provisions	**1,654.4**	1,454.6	1,239.7
Decrease/(increase) in inventories and work in progress	32.7	(46.3)	12.4
Increase in receivables	(1.8)	(850.8)	(90.0)
(Decrease)/increase in payables – short term	(618.5)	1,135.7	(51.3)
Increase in payables – long term	19.2	10.3	25.5
(Decrease)/increase in provisions	(52.5)	(23.4)	1.3
Cash generated by operations	**1,033.5**	1,680.1	1,137.6
Corporation and overseas tax paid	(247.9)	(207.4)	(216.6)
Interest and similar charges paid	(241.4)	(219.7)	(248.7)
Interest received	63.2	50.7	99.6
Investment income	0.6	4.2	1.4
Dividends from associates	57.2	53.3	45.5
Net cash inflow from operating activities	**665.2**	1,361.2	818.8

Acquisitions and disposals:

	2011 £m	2010 £m	2009 £m
Initial cash consideration	(352.3)	(138.6)	(35.4)
Cash and cash equivalents acquired (net)	98.8	57.0	1.3
Earnout payments	(150.0)	(113.3)	(81.5)
Loan note redemptions	(0.8)	(5.1)	–
Purchase of other investments (including associates)	(68.1)	(23.8)	(53.3)
Proceeds on disposal of investments	2.6	23.7	50.5
Acquisitions and disposals	**(469.8)**	(200.1)	(118.4)
Cash consideration for non-controlling interests	(62.6)	(15.1)	(26.4)
Net cash outflow	**(532.4)**	(215.2)	(144.8)

Share repurchases and buy-backs:

	2011 £m	2010 £m	2009 £m
Purchase of own shares by ESOP Trusts	(106.5)	(46.4)	–
Share cancellations (excluding brokerage fees)	(45.9)	–	–
Shares purchased into treasury	(29.8)	–	(9.5)
Net cash outflow	**(182.2)**	(46.4)	(9.5)

Net increase/(decrease) in borrowings:

	2011 £m	2010 £m	2009 £m
Proceeds from issue of $500 million bonds	319.5	–	–
Repayment of debt acquired	(18.1)	–	–
Increase/(decrease) in drawings on bank loans	–	19.8	(1,068.0)
Proceeds from issue of $450 million bonds	–	–	450.0
Proceeds from issue of $600 million bonds	–	–	367.4
Repayment of TNS debt	–	–	(175.7)
Net cash inflow/(outflow)	**301.4**	19.8	(426.3)

Cash and cash equivalents:

	2011 £m	2010 £m	2009 £m
Cash at bank and in hand	1,833.5	1,877.1	1,570.5
Short-term bank deposits	113.1	88.1	96.2
Overdrafts[1]	(518.4)	(255.4)	(720.7)
Cash and cash equivalents at end of year	**1,428.2**	1,709.8	946.0

Note

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2011 and 2010 were as follows:

	£m
Cost:	
1 January 2010	9,246.8
Additions[1]	164.3
Revision of earnout estimates	82.0
Exchange adjustments	185.7
31 December 2010	9,678.8
Additions[1]	434.6
Revision of earnout estimates	25.9
Exchange adjustments	(150.8)
31 December 2011	**9,988.5**
Accumulated impairment losses and write-downs:	
1 January 2010	549.3
Impairment losses for the year	8.3
Exchange adjustments	14.9
31 December 2010	572.5
Exchange adjustments	(14.8)
31 December 2011	**557.7**
Net book value:	
31 December 2011	**9,430.8**
31 December 2010	9,106.3
1 January 2010	8,697.5

Note

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2011 and 2010 are:

	2011 £m	2010 £m
GroupM	2,037.7	2,105.0
Kantar	1,791.2	1,740.0
Wunderman	1,119.9	1,143.8
Y&R Advertising	1,025.5	1,092.7
Burson-Marsteller	489.8	545.9
Other	2,966.7	2,478.9
Total goodwill	**9,430.8**	9,106.3

162 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets

The movements in 2011 and 2010 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2010	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange adjustments	40.5	8.9	0.6	50.0
31 December 2010	1,053.7	1,332.5	229.9	2,616.1
Additions	–	–	37.1	37.1
Disposals	–	–	(11.7)	(11.7)
New acquisitions	–	117.6	2.0	119.6
Other movements[1]	–	21.2	1.5	22.7
Exchange adjustments	(17.3)	(7.7)	(5.0)	(30.0)
31 December 2011	**1,036.4**	**1,463.6**	**253.8**	**2,753.8**
Amortisation and impairment:				
1 January 2010	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange adjustments	–	5.2	3.3	8.5
31 December 2010	–	550.8	160.8	711.6
Charge for the year	–	172.0	25.7	197.7
Disposals	–	–	(11.3)	(11.3)
Other movements	–	(2.6)	(1.0)	(3.6)
Exchange adjustments	–	2.0	(2.5)	(0.5)
31 December 2011	**–**	**722.2**	**171.7**	**893.9**
Net book value:				
31 December 2011	**1,036.4**	**741.4**	**82.1**	**1,859.9**
31 December 2010	1,053.7	781.7	69.1	1,904.5
1 January 2010	1,013.2	919.5	68.0	2,000.7

Note

[1] Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2011 include brand names of £371.9 million (2010: £357.4 million), customer-related intangibles of £294.1 million (2010: £327.3 million), and other assets (including proprietary tools) of £75.4 million (2010: £97.0 million).

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2011 goodwill impairment review was initially undertaken as at 30 June 2011 and then updated as at 31 December 2011. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.50% (2010: 9.58%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2010: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

There was no goodwill impairment charge recorded for the year ended 31 December 2011 (2010: £10.0 million). In 2010 the impairment charge related to certain under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to an impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2011 and 2010 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2010	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	12.4	73.4	672.7	376.0	581.1	1,715.6
Additions	–	0.6	76.2	43.1	96.2	216.1
New acquisitions	–	–	2.5	4.6	6.9	14.0
Disposals	–	(0.9)	(33.2)	(41.0)	(57.8)	(132.9)
Exchange adjustments	–	–	(4.3)	(13.0)	(14.2)	(31.5)
31 December 2011	**12.4**	**73.1**	**713.9**	**369.7**	**612.2**	**1,781.3**
Depreciation:						
1 January 2010	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	–	28.0	311.7	228.3	439.2	1,007.2
Charge for the year	–	3.2	58.3	42.9	81.4	185.8
Disposals	–	(0.3)	(24.9)	(37.7)	(55.0)	(117.9)
Exchange adjustments	–	(1.4)	(2.0)	(7.9)	(10.8)	(22.1)
31 December 2011	**–**	**29.5**	**343.1**	**225.6**	**454.8**	**1,053.0**
Net book value:						
31 December 2011	**12.4**	**43.6**	**370.8**	**144.1**	**157.4**	**728.3**
31 December 2010	12.4	45.4	361.0	147.7	141.9	708.4
1 January 2010	12.4	47.4	341.1	148.3	131.3	680.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £127.4 million (2010: £40.7 million). The increase is due to a number of significant property development projects in North America.

WPP ANNUAL REPORT 2011 163

Our 2011 financial statements

Notes to the consolidated financial statements

14. Interests in associates, joint ventures and other investments

The movements in 2011 and 2010 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2010	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7
Additions	39.3	–	39.3	29.3
Goodwill arising on acquisition of new associates	–	3.4	3.4	–
Share of results of associate undertakings (note 4)	66.1	–	66.1	–
Dividends and other movements	(67.3)	18.3	(49.0)	–
Exchange adjustments	(0.7)	(4.8)	(5.5)	–
Reclassification (to)/from subsidiaries	(16.0)	(25.0)	(41.0)	7.3
Revaluation of other investments	–	–	–	11.3
Amortisation of other intangible assets	–	(2.1)	(2.1)	–
Write-downs	(2.0)	–	(2.0)	(30.8)
31 December 2011	**392.2**	**409.1**	**801.3**	**190.8**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2011 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC[1]	17.5	UK
CTR Market Research Co., Ltd	46.0	China
Dentsu, Young & Rubicam Inc	49.0	Japan
GIIR, Inc	27.9	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	41.8	Brazil
oOh!media Group Limited	23.8	Australia
Scangroup Limited	31.8	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
Smollan Holdings (Proprietary) Limited	33.0	South Africa
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

Note

[1] Although the Group holds less than 20% of Chime Communications PLC, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2011 was as follows: Asatsu-DK: £175.0 million, Chime Communications PLC: £20.8 million, High Co S.A.: £16.9 million, GIIR, Inc: £22.9 million, Scangroup Limited: £19.2 million, STW Communications Group Limited: £41.7 million and oOh!media Group Limited: £24.8 million (2010: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc.: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and oOh!media Group Limited: £22.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2011 was as follows: Asatsu-DK: £229.4 million, Chime Communications PLC: £29.4 million, High Co S.A.: £32.4 million, GIIR, Inc: £24.0 million, Scangroup Limited: £20.4 million, STW Communications Group Limited: £68.3 million and oOh!media Group Limited: £20.5 million (2010: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and oOh!media Group Limited: £17.9 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2011.

	2011 £m	2010 £m	2009 £m
Income statement			
Revenue	**2,127.2**	2,142.3	1,968.9
Operating profit	**293.7**	229.9	219.2
Profit before taxation	**316.5**	245.1	237.0
Profit for the year	**190.5**	179.1	166.0

	2011 £m	2010 £m
Balance sheet		
Assets	**4,388.2**	4,355.7
Liabilities	**(2,191.8)**	(2,394.1)
Net assets	**2,196.4**	1,961.6

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £40.0 million (2010: £24.9 million).

15. Deferred tax

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group's defined benefit pension provisions and share based payment schemes. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

164 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2011			
Deferred tax assets	151.4	(65.4)	86.0
Deferred tax liabilities	(806.8)	65.4	(741.4)
	(655.4)	–	(655.4)
2010			
Deferred tax assets	137.6	(58.5)	79.1
Deferred tax liabilities	(809.2)	58.5	(750.7)
	(671.6)	–	(671.6)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2011 and 2010:

	Tax losses £m	Retirement benefit obligations £m	Deferred compensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2010	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	6.3	13.1	5.5	49.6	63.1	137.6
Acquisition of subsidiaries	0.7	–	–	–	–	0.7
Credit/(charge) to income	24.4	–	(5.0)	(2.8)	9.6	26.2
Credit/(charge) to equity	–	0.5	–	(11.8)	(0.3)	(11.6)
Exchange adjustments	0.2	(0.1)	0.2	(0.3)	(1.5)	(1.5)
31 December 2011	31.6	13.5	0.7	34.7	70.9	151.4

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2011 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. No deferred tax assets in excess of taxable temporary differences (2010: £10.5 million) have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2011 and 2010:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2010	711.9	20.2	74.8	10.8	817.7
Acquisition of subsidiaries	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	688.1	21.2	92.4	7.5	809.2
Acquisition of subsidiaries[1]	44.9	–	–	–	44.9
(Credit)/charge to income	(60.8)	1.3	17.7	3.4	(38.4)
Exchange adjustments	(9.7)	0.4	0.4	–	(8.9)
31 December 2011	662.5	22.9	110.5	10.9	806.8

Note

[1] Acquisition of subsidiaries includes deferred tax liabilities of £37.2 million for acquisitions completed in 2011 as well as adjustments of £7.7 million to deferred tax liabilities for acquisitions in the prior year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,996.0 million (2010: £5,212.9 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £439.0 million (2010: £377.9 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,557.0 million (2010: £4,834.9 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £259.3 million that will expire by 2021, £222.8 million that will expire by 2023, £9.7 million that will expire by 2025, £13.4 million that will expire by 2027 and an additional £62.3 million that will expire by 2029. £2,895.9 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £12,728.3 million (2010: £11,462.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2011 £m	2010 £m
Work in progress	327.0	362.6
Inventory	6.9	3.4
	333.9	366.0

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2011 £m	2010 £m
Trade receivables	6,305.1	6,280.6
VAT and sales taxes recoverable	76.2	72.1
Prepayments and accrued income[1]	2,044.0	1,949.4
Other debtors[1]	494.4	541.3
	8,919.7	8,843.4

Note

[1] Comparative figures have been restated to be consistent with current year presentation.

The ageing of trade receivables and other financial assets is as follows:

2011	Carrying amount at 31 December 2011 £m	Neither past due nor impaired £m	Past due but not impaired: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,305.1	3,887.3	1,624.5	648.8	119.5	6.2	18.8
Other financial assets	489.8	330.2	51.8	42.4	8.7	22.2	34.5
	6,794.9	4,217.5	1,676.3	691.2	128.2	28.4	53.3

2010	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	Past due but not impaired: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets[1]	570.9	411.4	76.4	37.7	5.9	7.0	32.5
	6,851.5	3,913.6	2,002.8	733.0	137.6	19.0	45.5

Note

[1] Comparative figures have been restated to be consistent with current year presentation.

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2011 £m	2010 £m
Prepayments and accrued income	2.4	5.6
Other debtors	121.8	123.2
Fair value of derivatives	184.9	194.7
	309.1	323.5

Movements on bad debt provisions were as follows:

	2011 £m	2010 £m
Balance at beginning of year	114.6	109.9
New acquisitions	4.0	2.0
Charged to operating costs	31.1	27.8
Exchange adjustments	(1.9)	2.2
Utilisations and other movements	(22.1)	(27.3)
Balance at end of year	125.7	114.6

The allowance for bad and doubtful debts is equivalent to 2.0% (2010: 1.8%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

WPP ANNUAL REPORT 2011 165

Our 2011 financial statements
Notes to the consolidated financial statements

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2011 £m	2010 £m
Trade payables	7,292.7	7,701.1
Other taxation and social security	420.5	385.4
Payments due to vendors (earnout agreements)	96.8	207.4
Liabilities in respect of put option agreements with vendors	79.2	136.9
Other creditors and accruals	2,274.0	2,196.9
Deferred income	1,002.3	1,075.9
	11,165.5	11,703.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2011 £m	2010 £m
Payments due to vendors (earnout agreements)	137.3	67.9
Liabilities in respect of put option agreements with vendors	89.1	34.1
Fair value of derivatives	139.9	129.4
Other creditors and accruals	186.8	157.2
	553.1	388.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout-related obligations:

	2011 £m	2010 £m
Within one year	96.8	207.4
Between one and two years	31.6	39.6
Between two and three years	25.2	12.1
Between three and four years	18.6	4.3
Between four and five years	28.9	4.1
Over five years	33.0	7.8
	234.1	275.3

	2011 £m
1 January 2011	275.3
Earnouts paid	(150.0)
New acquisitions (note 28)	80.4
Revision of estimates taken to goodwill	25.9
Revaluation of payments due to vendors (note 6)	6.4
Exchange adjustments	(3.9)
31 December 2011	234.1

As of 31 December 2011, the potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil million to £256 million (2010: £nil million to £111 million) and £nil million to £931 million (2010: £nil million to £916 million), respectively.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2011 £m	2010 £m
Bank overdrafts	518.4	255.4

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2011 £m	2010 £m
Corporate bonds and bank loans	3,893.0	3,598.2

The Group estimates that the fair value of convertible and corporate bonds is £4,232.6 million at 31 December 2011 (2010: £4,034.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2011 £m	2010 £m
Within one year	518.4	255.4
Between one and two years	620.6	94.2
Between two and three years	1,062.9	539.4
Between three and four years	455.0	1,249.1
Between four and five years	618.3	448.2
Over five years	1,136.2	1,267.3
	4,411.4	3,853.6

21. Provisions for liabilities and charges

The movements in 2011 and 2010 were as follows:

	Property £m	Other £m	Total £m
1 January 2010	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	58.4	103.2	161.6
Charged to the income statement	11.8	16.5	28.3
New acquisitions	4.3	15.5	19.8
Utilised	(10.5)	(13.3)	(23.8)
Released to the income statement	(6.3)	(6.2)	(12.5)
Transfers	(9.6)	(8.7)	(18.3)
Exchange adjustments	0.2	(1.3)	(1.1)
31 December 2011	48.3	105.7	154.0

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2011 £m	2010 £m	2009 £m
Share-based payments	78.8	70.4	54.9

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2011, there was £149.1 million (2010: £108.7 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over a period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2011, 2010, 2009, 2008 and 2007 grants is five shares for each investment share. The 2007 Renewed LEAP plan vested in March 2012 at a match of 2.31 shares for each investment share.

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

166 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2011, 2010 or 2009 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2011 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2011 number m
Renewed LEAP/LEAP III[1]	3.9	3.1	(0.0)	(2.5)	**4.5**
Performance Share Awards (PSA)	5.1	4.9	(0.3)	(4.8)	**4.9**
Leaders, Partners and High Potential Group	12.8	4.3	(1.1)	(5.1)	**10.9**
Weighted average fair value (pence per share):					
Renewed LEAP/LEAP III[1]	593p	668p	540p	618p	**633p**
Performance Share Awards (PSA)	451p	731p	677p	408p	**757p**
Leaders, Partners and High Potential Group	538p	616p	524p	356p	**657p**

Note
[1] The number of shares granted represents the 'investment shares' committed by participants at grant date for the 2011 LEAP III plan in addition to the matched shares awarded on vest date for the 2006 Renewed LEAP plan which vested in March 2011. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2011 was £76.5 million (2010: £61.8 million, 2009: £55.0 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2011 £m	2010 £m	2009 £m
Defined contribution plans	**114.7**	101.5	95.5
Defined benefit plans charge to operating profit	**20.7**	19.1	20.9
Pension costs (note 5)	**135.4**	120.6	116.4
Expected return on pension plan assets (note 6)	**(32.6)**	(30.6)	(28.7)
Interest on pension plan liabilities (note 6)	**43.8**	45.9	46.1
	146.6	135.9	133.8

Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2011.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2011 amounted to £66.8 million (2010: £53.3 million, 2009: £47.7 million).

Employer contributions and benefit payments in 2012 are expected to be in the range of £60 million to £80 million depending on the performance of the assets.

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2011 % pa	2010 % pa	2009 % pa	2008 % pa
UK				
Discount rate[1]	**4.7**	5.4	5.7	6.0
Rate of increase in salaries	**3.0**	3.4	3.5	3.0
Rate of increase in pensions in payment	**4.0**	4.0	4.2	3.9
Inflation	**2.5**	3.2	3.5	2.8
Expected rate of return on equities	**7.5**	7.5	7.5	7.3
Expected rate of return on bonds[1]	**3.6**	4.5	4.8	4.9
Expected rate of return on insured annuities	**4.7**	5.4	5.7	6.0
Expected rate of return on property	**6.9**	6.9	6.9	6.9
Expected rate of return on cash and other	**3.9**	4.0	4.4	4.9
Weighted average return on assets	**4.6**	5.4	5.6	5.7
North America				
Discount rate[1]	**4.4**	5.1	5.7	6.3
Rate of increase in salaries	**3.0**	3.0	3.0	3.0
Inflation	**2.5**	2.5	2.5	2.5
Expected rate of return on equities	**7.9**	7.9	7.9	7.9
Expected rate of return on bonds[1]	**4.1**	4.3	4.7	5.1
Expected rate of return on cash and other	**3.9**	6.4	6.6	3.4
Weighted average return on assets	**5.9**	6.4	6.5	6.6
Western Continental Europe				
Discount rate[1]	**4.8**	5.3	5.5	5.7
Rate of increase in salaries	**2.7**	2.7	2.7	2.8
Rate of increase in pensions in payment	**2.0**	2.0	2.0	2.1
Inflation	**2.0**	2.0	2.1	2.1
Expected rate of return on equities	**7.1**	7.1	7.8	7.2
Expected rate of return on bonds[1]	**3.8**	4.4	4.1	4.5
Expected rate of return on property	**6.1**	6.1	6.5	6.0
Expected rate of return on cash and other	**4.3**	4.6	4.6	5.3
Weighted average return on assets	**4.7**	5.0	5.1	5.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	**4.8**	4.0	4.2	3.4
Rate of increase in salaries	**5.7**	4.4	4.2	3.9
Inflation	**4.8**	5.1	4.9	4.5
Expected rate of return on equities	**n/a**	10.0	10.1	10.0
Expected rate of return on bonds[1]	**7.3**	8.0	8.2	5.3
Expected rate of return on cash and other	**5.4**	1.0	1.1	2.1
Weighted average return on assets	**5.8**	3.4	3.6	3.1

Note
[1] The assumptions used for the discount rates are based on high-quality corporate bond yields, whereas the assumptions used for the expected rate of return on bonds reflect the yield expected on actual bonds held.

There are a number of areas in pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

WPP ANNUAL REPORT 2011 167

Our 2011 financial statements
Notes to the consolidated financial statements

At 31 December 2011, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	20.9	19.7	22.5	20.3	19.3
– current pensioners (at age 65) – female	22.8	21.6	24.0	23.5	24.7
– future pensioners (current age 45) – male	22.4	21.2	23.7	22.7	19.3
– future pensioners (current age 45) – female	24.0	22.5	25.1	25.4	24.7

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2010 were 20.7 years and 22.7 years for male and female current pensioners (at age 65) respectively, and 22.3 years and 23.9 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2011, the effect on the year-end 2011 pension deficit would be a decrease or increase, respectively, of approximately £27 million.

(b) Assets and liabilities
At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2011 £m	%	2010 £m	%	2009 £m	%
Equities	168.7	25.8	188.2	29.8	168.5	28.6
Bonds	271.4	41.5	245.7	38.9	256.8	43.7
Insured annuities	67.6	10.4	66.3	10.5	68.7	11.7
Property	9.4	1.4	9.6	1.5	9.8	1.7
Cash and other	136.6	20.9	121.5	19.3	84.3	14.3
Total fair value of assets	653.7	100.0	631.3	100.0	588.1	100.0
Present value of liabilities	(934.5)		(871.2)		(836.1)	
Deficit in the plans	(280.8)		(239.9)		(248.0)	
Irrecoverable surplus	(1.1)		(0.9)		(3.1)	
Unrecognised past service cost	(0.4)		(0.7)		(0.7)	
Net liability[1]	(282.3)		(241.5)		(251.8)	
Plans in surplus	5.6		2.8		0.7	
Plans in deficit	(287.9)		(244.3)		(252.5)	

Note
[1] The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £550.4 million, £819.1 million and £268.7 million in 2008 and £504.0 million, £637.6 million and £133.6 million in 2007, respectively.

Deficit in plans by region	2011 £m	2010 £m	2009 £m
UK	(1.6)	(3.5)	(22.0)
North America	(172.5)	(144.4)	(140.9)
Western Continental Europe	(84.5)	(75.9)	(73.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(22.2)	(16.1)	(11.2)
Deficit in the plans	(280.8)	(239.9)	(248.0)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2011, 2010 and 2009 between funded and unfunded pension plans.

	2011 Deficit £m	2011 Present value of liabilities £m	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m
Funded plans by region						
UK	(1.6)	(327.8)	(3.5)	(305.5)	(22.0)	(293.5)
North America	(93.1)	(340.2)	(66.8)	(306.5)	(65.2)	(274.5)
Western Continental Europe	(36.4)	(108.0)	(29.7)	(103.8)	(25.0)	(119.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(2.3)	(11.1)	(5.6)	(21.1)	(3.7)	(16.1)
Deficit/liabilities in the funded plans	(133.4)	(787.1)	(105.6)	(736.9)	(115.9)	(704.0)
Unfunded plans by region						
UK	–	–	–	–	–	–
North America	(79.4)	(79.4)	(77.6)	(77.6)	(75.7)	(75.7)
Western Continental Europe	(48.1)	(48.1)	(46.2)	(46.2)	(48.9)	(48.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(19.9)	(19.9)	(10.5)	(10.5)	(7.5)	(7.5)
Deficit/liabilities in the unfunded plans	(147.4)	(147.4)	(134.3)	(134.3)	(132.1)	(132.1)
Deficit/liabilities in the plans	(280.8)	(934.5)	(239.9)	(871.2)	(248.0)	(836.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2011 £m	2010 £m	2009 £m
Current service cost	23.7	23.3	22.0
Past service income	(2.8)	(0.6)	–
Gain on settlements and curtailments	(0.2)	(3.6)	(1.1)
Charge to operating profit	20.7	19.1	20.9
Expected return on pension plan assets	(32.6)	(30.6)	(28.7)
Interest on pension plan liabilities	43.8	45.9	46.1
Charge to profit before taxation for defined benefit plans	31.9	34.4	38.3
(Loss)/gain on pension plan assets relative to expected return	(5.7)	31.9	44.0
Experience (loss)/gain arising on the plan liabilities	(3.9)	3.4	(7.6)
Changes in assumptions underlying the present value of the plan liabilities	(62.2)	(37.9)	(42.7)
Change in irrecoverable surplus	(0.2)	2.2	(0.9)
Actuarial loss recognised in OCI	(72.0)	(0.4)	(7.2)

As at 31 December 2011 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £252.7 million (31 December 2010: £180.7 million, 31 December 2009: £180.3 million). Of this amount, a net loss of £151.6 million was recognised since the 1 January 2004 adoption of IAS 19.

168 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Notes to the consolidated financial statements

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2011 £m	2010 £m	2009 £m
Plan liabilities at beginning of year	**871.2**	836.1	819.1
Service cost	**23.7**	23.3	22.0
Interest cost	**43.8**	45.9	46.1
Actuarial loss	**66.1**	34.5	50.3
Benefits paid	**(59.5)**	(57.2)	(52.9)
(Gain)/loss due to exchange rate movements	**(2.0)**	9.7	(50.5)
Settlements and curtailments	**(13.7)**	(26.4)	(3.3)
Other[1]	**4.9**	5.3	5.3
Plan liabilities at end of year	**934.5**	871.2	836.1

Note

[1] Other includes disposals, acquisitions, plan participants' contributions, plan amendments and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2011 £m	2010 £m	2009 £m
Fair value of plan assets at beginning of year	**631.3**	588.1	550.4
Expected return on plan assets	**32.6**	30.6	28.7
Actuarial (loss)/gain on plan assets	**(5.7)**	31.9	44.0
Employer contributions	**66.8**	53.3	47.7
Benefits paid	**(59.5)**	(57.2)	(52.9)
(Loss)/gain due to exchange rate movements	**(1.3)**	5.9	(28.3)
Settlements	**(13.5)**	(22.8)	(2.2)
Other[1]	**3.0**	1.5	0.7
Fair value of plan assets at end of year	**653.7**	631.3	588.1
Actual return on plan assets	**26.9**	62.5	72.7

Note

[1] Other includes disposals, acquisitions, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(f) History of experience gains and losses

	2011 £m	2010 £m	2009 £m
(Loss)/gain on pension plan assets relative to expected return:			
Amount	**(5.7)**	31.9	44.0
Percentage of plan assets	**(0.9%)**	5.1%	7.5%
Experience (loss)/gain arising on the plan liabilities:			
Amount	**(3.9)**	3.4	(7.6)
Percentage of the present value of the plan liabilities	**(0.4%)**	0.4%	(0.9%)
Total loss recognised in OCI:			
Amount	**(72.0)**	(0.4)	(7.2)
Percentage of the present value of the plan liabilities	**(7.7%)**	(0.0%)	(0.9%)

The experience (loss)/gain on pension plan assets and plan liabilities was (£93.7) million and £4.4 million in 2008 and (£6.0) million and £0.1 million in 2007, respectively.

24. Risk management policies

Foreign currency risk

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.1% of the Group's gross indebtedness at 31 December 2011 (at $3,058 million, £750 million and €1,274 million) and 96.2% of the Group's average gross debt during the course of 2011 (at $2,792 million, £986 million and €1,274 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 75.8% of the year-end US dollar net debt is at fixed rates averaging 6.00% for an average period of 63 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 70 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 50 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2011 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group's future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance to factor in an uncertain economic environment. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2011, the Group has access to £4.8 billion of committed funding and bank facilities with maturity dates spread over the years 2012 to 2021 as illustrated below:

	£m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
US bond $812m (4.75% '21)	**523.8**							523.8
£ bonds £200m (6.375% '20)	**200.0**							200.0
£ bonds £400m (6.0% '17)	**400.0**						400.0	
Bank revolver ($1,050m and £375m)	**1,052.0**					1,052.0		
Eurobonds €750m (6.625% '16)	**626.7**					626.7		
Eurobonds €500m (5.25% '15)	**417.8**				417.8			
£450m convertible bonds (5.75% '14)	**450.0**			450.0				
US bond $600m (8.0% '14)	**386.9**			386.9				
US bond $369m (5.875% '14)	**237.7**			237.7				
Eurobonds €600m (4.375% '13)	**501.4**		501.4					
TNS private placements $55m	**35.5**	19.3		16.2				
Total committed facilities available	**4,831.8**	**19.3**	**501.4**	**1,090.8**	**417.8**	**1,678.7**	**400.0**	**723.8**
Drawn down facilities at 31 December 2011	**3,859.5**	19.3	501.4	1,090.8	417.8	706.4	400.0	723.8
Undrawn committed credit facilities	**972.3**							

Drawn down facilities at 31 December 2011	**3,859.5**
Net cash at 31 December 2011	**(1,428.2)**
Other adjustments	**33.5**
Net debt at 31 December 2011	**2,464.8**

The Group's borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

WPP ANNUAL REPORT 2011 169

Our 2011 financial statements

Notes to the consolidated financial statements

Treasury activities

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2011.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group’s clients will continue to utilise the Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s prospects, business, financial condition and results of operations.

Sensitivity analysis

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk

A 10% weakening of sterling against the Group’s major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

2011 2010

£m £m

US dollar 91.5 91.0

Euro 71.8 73.7

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2011 would increase profit before tax by approximately £3.7 million (2010: £8.0 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

25. Financial instruments Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2011, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £75.5 million (2010: £62.9 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £57.9 million (2010: £60.4 million) assets included in trade and other receivables and £133.4 million (2010: £123.3 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £1.9 million (2010: £27.9 million) for net investment hedges and £14.0 million (2010: £34.8 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.1 million (2010: £11.7 million, 2009: £3.3 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £12.8 million loss on hedging instruments and a £15.9 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £124.4 million (2010: £130.1 million). The Group estimates the fair value of these contracts to be a net asset of £2.6 million (2010: liability of £0.8 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%. A contract with a nominal value of $45 million has fixed interest receipts averaging 6.29% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

The fair value of interest rate swaps entered into at 31 December 2011 is estimated to be a net asset of approximately £121.0 million (2010: £129.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £127.5 million (2010: £133.4 million) assets included in trade and other receivables and £6.5 million (2010: £4.4 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £9.5 million (2010: gain of £12.6 million, 2009: gain of £11.7 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £8.1 million loss on hedging instruments and a £1.4 million loss on hedged items.

170 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2011						
Other investments	–	–	–	190.8	–	190.8
Cash and short-term deposits	–	–	1,946.6	–	–	1,946.6
Bank overdrafts and loans	–	–	–	–	(518.4)	(518.4)
Bonds and bank loans	–	–	–	–	(3,893.0)	(3,893.0)
Trade and other receivables: amounts falling due within one year	–	–	6,718.4	–	–	6,718.4
Trade and other receivables: amounts falling due after more than one year	–	–	76.5	–	–	76.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,376.7)	(7,376.7)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(10.2)	(10.2)
Derivative assets	185.4	3.1	–	–	–	188.5
Derivative liabilities	(139.9)	(0.5)	–	–	–	(140.4)
Liabilities in respect of put options	–	(168.3)	–	–	–	(168.3)
	45.5	(165.7)	8,741.5	190.8	(11,798.3)	(2,986.2)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2010						
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year[1]	–	–	6,774.2	–	–	6,774.2
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	8,816.7	173.7	(11,634.9)	(2,750.2)

Note
[1] Comparative figure has been restated to be consistent with current year presentation.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2011				
Derivatives in designated hedge relationships				
Derivative assets	–	185.4	–	185.4
Derivative liabilities	–	(139.9)	–	(139.9)
Held for trading				
Derivative assets	–	3.1	–	3.1
Derivative liabilities	–	(0.5)	–	(0.5)
Liabilities in respect of put options	–	–	(168.3)	(168.3)
Available for sale				
Other investments	–	–	190.8	190.8
	–	48.1	22.5	70.6

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010				
Derivatives in designated hedge relationships				
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading				
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale				
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2010	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange adjustments	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7
Losses recognised in the income statement	(30.9)	(30.8)	(61.7)
Gains recognised in other comprehensive income	–	11.3	11.3
Exchange adjustments	5.7	–	5.7
Additions	(29.6)	36.6	7.0
Settlements	57.5	–	57.5
31 December 2011	**(168.3)**	**190.8**	**22.5**

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

WPP ANNUAL REPORT 2011 171

Our 2011 financial statements
Notes to the consolidated financial statements

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2010	1,750,000,000	175.0
31 December 2010	1,750,000,000	175.0
31 December 2011	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2010	1,256,491,314	125.6
Exercise of share options	7,899,907	0.8
31 December 2010	1,264,391,221	126.4
Exercise of share options	5,548,684	0.6
Share cancellations	(6,955,523)	(0.7)
Scrip dividend	3,051,689	0.3
Other	337,750	–
31 December 2011	**1,266,373,821**	**126.6**

Company's own shares

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 129 to 136.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2011 was 20,599,871 (2010: 22,083,378), and £139.2 million (2010: £174.3 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2011 was 6,351,371 (2010: 2,172,126) and £42.9 million (2010: £17.1 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2011, unexercised options over ordinary shares of 4,900,445 and unexercised options over ADRs of 1,075,185 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012-2018
21,197	3.763	2006-2013
372,697	4.210	2005-2012
22,994	4.210	2005-2013
84,311	4.438	2005-2012
37,634	4.615	2007-2013
2,000,000	5.490	2007-2014
21,830	5.520	2008-2014
1,051,407	5.535	2007-2014
4,939	5.535	2007-2015
1,185	5.535	2008-2014
844,336	5.595	2006-2013
10,614	5.595	2006-2014
2,546	5.595	2007-2013
2,902	5.725	2007-2014
11,423	5.775	2009-2015
15,814	5.818	2008-2015
23,244	5.895	2008-2015
14,938	5.903	2011-2018
81,842	6.718	2009-2016
45,153	7.180	2005-2012
12,447	7.378	2014-2021
192,285	7.550	2005-2012
1,403	7.550	2006-2012
11,109	7.723	2010-2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012-2019
1,662	30.080	2006-2013
1,644	30.410	2011-2018
206,692	33.200	2005-2012
334,499	47.410	2006-2013
1,548	48.450	2007-2014
5,819	50.670	2008-2015
373,602	50.800	2007-2014
9,508	51.220	2007-2014
7,069	53.030	2005-2012
85,869	54.050	2005-2012
4,488	55.740	2008-2015
17,616	57.020	2008-2015
13,686	58.460	2009-2016
2,111	59.170	2011-2018
1,250	63.900	2009-2020
4,278	75.940	2010-2017

WPP Worldwide Share Ownership Program

As at 31 December 2011, unexercised options over ordinary shares of 10,415,492 and unexercised options over ADRs of 1,537,128 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
78,100	3.903	2006-2013
1,400	3.903	2007-2013
2,250	4.210	2005-2012
625	4.210	2005-2013
23,625	4.819	2011-2018
123,175	5.435	2007-2014
25,000	5.483	2012-2016
1,315,538	5.483	2012-2019
9,823	5.483	2012-2020
236,607	5.483	2013-2019
130,305	5.608	2012-2019
2,125	5.775	2008-2015
11,700	5.913	2011-2018
53,375	5.917	2011-2018
633,206	6.028	2011-2018
256,650	6.195	2008-2015
117,625	6.268	2014-2018
2,884,980	6.268	2014-2021
420,000	6.268	2015-2021
4,000	6.668	2009-2017
43,500	6.740	2009-2016
433,575	6.938	2009-2016
13,600	7.005	2010-2017
16,375	7.113	2013-2017
2,133,019	7.113	2013-2020
274,539	7.113	2014-2020
259,475	7.180	2005-2012
5,125	7.180	2006-2012
63,750	7.478	2011-2017
86,575	7.543	2014-2020
755,850	7.718	2010-2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
21,520	30.800	2006-2013
236,667	44.560	2012-2019
427,081	49.230	2014-2021
30,310	49.880	2007-2014
18,010	53.030	2005-2012
311,889	56.560	2013-2020
168,376	59.500	2011-2018
82,185	59.520	2008-2015
108,625	60.690	2009-2016
132,465	75.760	2010-2017

172 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

The Grey Global Group, Inc 1994 Stock Incentive Plan
As at 31 December 2011, unexercised options over ADRs of 5,459 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
1,827	28.300	2007-2012
3,632	30.830	2007-2012

24/7 Real Media, Inc 2002 Stock Incentive Plan
As at 31 December 2011, unexercised options over ADRs of 43,783 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.340	2007-2013
368	15.880	2007-2014
427	17.150	2007-2014
187	20.070	2007-2015
12	20.840	2007-2014
66	22.490	2007-2015
79	23.180	2007-2015
78	23.440	2007-2015
19	23.820	2007-2014
263	24.200	2007-2014
50	25.150	2007-2014
787	27.120	2007-2015
12,091	27.500	2007-2015
170	34.620	2007-2015
82	35.060	2007-2015
89	38.870	2007-2015
21,607	40.650	2007-2015
110	41.470	2007-2015
110	45.290	2007-2016
118	46.050	2007-2016
69	46.620	2007-2016
115	49.600	2007-2016
314	49.670	2007-2016
89	50.490	2007-2016
236	50.750	2008-2017
472	51.380	2008-2017
156	52.590	2008-2017
92	53.100	2006-2017
157	53.480	2008-2017
314	54.110	2007-2016
944	54.240	2007-2016
472	54.560	2007-2016
314	55.260	2007-2016
74	55.640	2007-2016
59	55.760	2007-2016
105	55.890	2007-2016
157	56.270	2007-2016
574	56.720	2007-2016
235	58.940	2007-2017
393	60.020	2007-2016
78	61.230	2008-2017
108	61.920	2007-2016
314	62.050	2007-2016
157	63.320	2008-2017
708	63.890	2008-2017
112	64.270	2007-2016
54	64.650	2007-2016
78	65.540	2007-2016
112	67.580	2007-2016

Taylor Nelson Sofres plc
2005 Long Term Incentive Plan
As at 31 December 2011, unexercised options over ordinary shares of 32,979 have been granted under the Taylor Nelson Sofres Plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
32,979	–	2012

2008 New Share Plan
As at 31 December 2011 unexercised options over ordinary shares of 28,640 have been granted under the Taylor Nelson Sofres Plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,640	–	2012

2005 Key Employee Equity Plan
As at 31 December 2011, unexercised options over ordinary shares of 4,274 have been granted under the Taylor Nelson Sofres Plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,274	–	2012

1999 Worldwide Employee Sharesave Plan
As at 31 December 2011, unexercised options over ordinary shares of 936,798 have been granted under the Taylor Nelson Sofres Plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
784,223	1.730	2013-2015
5,113	1.950	2011-2012
2,648	2.560	2009-2012
137,408	2.650	2012-2014
7,406	3.000	2011-2013

The aggregate status of the WPP Share Option Plans during 2011 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2011	Granted	Exercised	Lapsed	Outstanding 31 December 2011	Exercisable 31 December 2011
WPP	14,706,582	12,447	(3,946,384)	(496,275)	10,276,370	10,232,508
WWOP	16,010,317	5,778,950	(992,659)	(2,695,476)	18,101,132	5,572,561
Tempus	24,306	–	(24,306)	–	–	–
Grey	192,560	–	(165,265)	–	27,295	27,295
24/7	270,100	–	(33,430)	(17,755)	218,915	171,685
TNS	1,411,221	–	(386,640)	(21,890)	1,002,691	15,167
	32,615,086	5,791,397	(5,548,684)	(3,231,396)	29,626,403	16,019,216

WPP ANNUAL REPORT 2011 173

Our 2011 financial statements
Notes to the consolidated financial statements

Weighted-average exercise price for options over:

	1 January 2011	Granted	Exercised	Lapsed	Outstanding 31 December 2011	Exercisable 31 December 2011
Ordinary shares (£)						
WPP	5.489	7.540	5.232	6.551	5.510	5.510
WWOP	6.218	6.311	6.197	6.782	6.463	6.706
Tempus	4.920	–	–	–	–	–
Grey	3.499	–	–	–	–	–
TNS	1.836	–	2.024	2.232	1.755	2.569
ADRs ($)						
WPP	45.814	–	38.185	46.409	46.836	46.910
WWOP	56.457	49.230	48.992	56.097	54.569	61.742
Grey	30.417	–	30.524	n/a	29.983	29.983
24/7	38.610	–	34.982	45.749	38.585	38.018

Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 7.723	5.888	73

Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 75.940	48.103	66

As at 31 December 2011 there was £7.9 million (2010: £6.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2010: 21 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2011	2010	2009
Fair value of UK options (shares)	**120.6p**	144.5p	115.5p
Fair value of US options (ADRs)	**$9.20**	$10.97	$8.95
Weighted average assumptions:			
UK Risk-free interest rate	**0.84%**	1.76%	2.27%
US Risk-free interest rate	**0.67%**	1.05%	1.85%
Expected life (months)	**48**	48	48
Expected volatility	**30%**	30%	30%
Dividend yield	**2.5%**	2.5%	2.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2011 was £7.11 (2010: £6.78, 2009: £4.72) and the weighted average ADR price for the same period was $57.09 (2010: $52.51, 2009: $37.23).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans
The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of 10 years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2010	–	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	–	2.9	–	–	2.9
31 December 2010	–	(81.7)	14.0	1,250.5	1,182.8
Exchange adjustments on foreign currency net investments	–	–	–	(250.0)	(250.0)
Gain on revaluation of available for sale investments	–	–	11.3	–	11.3
Recognition and remeasurement of financial instruments	–	(5.9)	–	–	(5.9)
Share cancellations	0.7	–	–	–	0.7
31 December 2011	**0.7**	**(87.6)**	**25.3**	**1,000.5**	**938.9**

28. Acquisitions
The Group accounts for acquisitions in accordance with IFRS 3 (revised) Business Combinations. IFRS 3 (revised) requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised).

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.0	117.6	119.6
Property, plant and equipment	14.4	(0.4)	14.0
Cash (net of overdrafts)	98.8	–	98.8
Trade receivables due within one year	211.3	(1.3)	210.0
Other current assets	16.8	1.3	18.1
Total assets	**343.3**	**117.2**	**460.5**
Current liabilities	(283.1)	–	(283.1)
Trade and other payables due after one year	(5.7)	(27.4)	(33.1)
Deferred tax liabilities	–	(37.2)	(37.2)
Provisions	(3.7)	(16.1)	(19.8)
Bank loans	(17.5)	–	(17.5)
Total liabilities	**(310.0)**	**(80.7)**	**(390.7)**
Net assets	**33.3**	**36.5**	**69.8**
Non-controlling interests			(20.7)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(72.6)
Goodwill			454.5
Consideration			431.0
Consideration satisfied by:			
Cash			350.6
Payments due to vendors (note 19)			80.4

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £126.0 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest's proportionate share of the acquirees' identifiable net assets.

174 WPP ANNUAL REPORT 2011

Our 2011 financial statements
Notes to the consolidated financial statements

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2011 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

	Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance

The non-GAAP measures of performance shown below have been included to provide the users of the financial statements with a better understanding of the key performance indicators of the business.

Reconciliation of profit before interest and taxation to headline PBIT:

	2011 £m	2010 £m	2009 £m
Profit before interest and taxation	1,258.3	1,028.2	818.7
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Goodwill impairment	–	10.0	44.3
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	(31.6)	(13.7)	–
Investment write-downs	32.8	37.5	11.1
Share of exceptional (gains)/losses of associates	(2.1)	0.3	1.6
Headline PBIT	1,429.0	1,228.7	1,017.2
Finance income	97.3	81.7	150.4
Finance costs	(297.2)	(276.8)	(355.4)
	(199.9)	(195.1)	(205.0)
Interest cover on headline PBIT	7.1 times	6.3 times	5.0 times

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2011 £m	2010 £m	2009 £m
Profit before taxation	1,008.4	851.3	662.6
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Goodwill impairment	–	10.0	44.3
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	(31.6)	(13.7)	–
Investment write-downs	32.8	37.5	11.1
Share of exceptional (gains)/losses of associates	(2.1)	0.3	1.6
Revaluation of financial instruments	50.0	(18.2)	(48.9)
Headline PBT	1,229.1	1,033.6	812.2
Taxation[1]	(270.4)	(227.8)	(193.0)
Non-controlling interests	(76.4)	(75.0)	(69.2)
Headline earnings	882.3	730.8	550.0
Exceptional release of prior year tax provisions	106.1	–	–
Headline earnings (including exceptional tax credit)	988.4	730.8	550.0

Headline earnings	882.3	730.8	550.0
Ordinary dividends paid	239.5	200.4	189.8
Dividend cover on headline earnings	3.7 times	3.6 times	2.9 times

Note

[1] Excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Calculation of headline EBITDA:

	2011 £m	2010 £m	2009 £m
Headline PBIT (as above)	1,429.0	1,228.7	1,017.2
Depreciation of property, plant and equipment	185.8	184.9	195.3
Amortisation of other intangible assets	25.7	25.4	30.5
Headline EBITDA	1,640.5	1,439.0	1,243.0

Headline PBIT margins before and after share of results of associates:

	Margin %	2011 £m	Margin %	2010 £m	Margin %	2009 £m
Revenue		10,021.8		9,331.0		8,684.3
Headline PBIT	14.3%	1,429.0	13.2%	1,228.7	11.7%	1,017.2
Share of results of associates (excluding exceptional losses)		(64.0)		(55.5)		(58.6)
Headline operating profit	13.6%	1,365.0	12.6%	1,173.2	11.0%	958.6

Calculation of effective tax rate on headline PBT[1]:

	2011 £m	2010 £m	2009 £m
Taxation (note 7)	(91.9)	(190.3)	(155.7)
Exceptional release of prior year tax provisions	(106.1)	–	–
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	(72.4)	(37.5)	(37.3)
Taxation[1]	(270.4)	(227.8)	(193.0)
Headline PBT	1,229.1	1,033.6	812.2
Effective tax rate on headline PBT[1]	22.0%	22.0%	23.8%

Note

[1] Excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Headline diluted earnings per ordinary share:

	2011 £m	2010 £m	2009 £m
Headline earnings	882.3	730.8	550.0
Earnings adjustment:			
Dilutive effect of convertible bonds	26.1	28.3	–
Weighted average number of ordinary shares	1,342,216,388	1,339,004,622	1,284,880,193
Headline diluted earnings per ordinary share	67.7p	56.7p	44.4p

Reconciliation of free cash flow:

	2011 £m	2010 £m	2009 £m
Cash generated by operations	1,033.5	1,680.1	1,137.6
Plus:			
Interest received	63.2	50.7	99.6
Investment income	0.6	4.2	1.4
Dividends from associates	57.2	53.3	45.5
Share option proceeds	28.8	42.7	4.1
Proceeds on disposal of property, plant and equipment	13.2	7.6	9.2
Movement in working capital and provisions	620.9	(225.5)	102.1
Less:			
Interest and similar charges paid	(241.4)	(219.7)	(248.7)
Purchases of property, plant and equipment	(216.1)	(190.5)	(222.9)
Purchases of other intangible assets (including capitalised computer software)	(37.1)	(27.0)	(30.4)
Corporation and overseas tax paid	(247.9)	(207.4)	(216.6)
Dividends paid to non-controlling interests in subsidiary undertakings	(62.2)	(66.7)	(63.0)
Free cash flow	1,012.7	901.8	617.9

WPP ANNUAL REPORT 2011 175

Our 2011 financial statements

Company profit and loss account

For the year ended 31 December 2011 Notes 2011 £m 2010 £m

Turnover – –

Operating costs (5.5) (3.1)

Operating loss (5.5) (3.1)

Amounts written off investments (554.9) –

Interest payable and similar charges 33 (31.9) (28.8)

Loss on ordinary activities before taxation (592.3) (31.9)

Taxation on loss on ordinary activities 34 – –

Loss on ordinary activities after taxation (592.3) (31.9)

Note

The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses other than those shown above and accordingly no statement of total recognised gains and losses has been prepared.

Company balance sheet

As at 31 December 2011 Notes 2011 £m 2010 £m

Fixed assets

Investments 35 4,494.9 4,416.2

4,494.9 4,416.2

Current assets

Debtors 36 – 450.4

Cash at bank and in hand 0.5 1.4

0.5 451.8

Creditors: amounts falling due within one year 37 (263.0) (61.3)

Net current (liabilities)/assets (262.5) 390.5

Total assets less current liabilities 4,232.4 4,806.7

Creditors: amounts falling due after more than one year 38 (445.3) (443.3)

Net assets 3,787.1 4,363.4

Capital and reserves

Called-up share capital 39 126.6 126.4

Share premium account 39 105.7 54.5

Shares to be issued 39 2.4 3.1

Capital redemption reserve 39 0.7 –

Own shares 39 (37.5) (8.5)

Profit and loss account 39 3,589.2 4,187.9

Equity share owners’ funds 3,787.1 4,363.4

Note

The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 20 April 2012.

Sir Martin Sorrell Paul Richardson

Group chief executive Group finance director

176 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Notes to the Company financial statements

32. Accounting policies

The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991.

b) Translation of foreign currency

Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments

Fixed asset investments are stated at cost less provision for impairment.

d) Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions

Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share-based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £78.8 million in 2011 (2010: £70.4 million), with a credit to equity for the same amount.

33. Interest payable and similar charges

	2011 £m	2010 £m
Interest payable on corporate bonds	27.9	27.9
Bank and other interest payable	3.5	0.5
Interest payable to subsidiary undertakings	0.5	0.4
	31.9	28.8

34. Taxation on loss on ordinary activities

The tax assessed for the year differs from that resulting from applying the current rate of corporation tax in Ireland of 25% (2010: 25%). The differences are explained below:

	2011 £m	2010 £m
Loss on ordinary activities before tax	(592.3)	(31.9)
Tax at the current rate of 25% (2010: 25%) thereon	148.1	8.0
Factors affecting tax charge for the year:		
Amounts written off investments	(138.7)	–
Unrecognised losses carried forward	(9.4)	(8.0)
Current tax charge for the year	–	–

A deferred tax asset of £23.1 million (2010: £13.7 million) in relation to tax losses has not been recognised. The asset will be recovered if the Company makes sufficient profits in the future.

35. Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m	Other investments £m
Cost:		
1 January 2011	4,416.2	–
Additions	78.8	554.9
Other movements	(0.1)	–
31 December 2011	**4,494.9**	**554.9**
Provision for impairment:		
1 January 2011	–	–
Charge for the year	–	554.9
31 December 2011	**–**	**554.9**
Net book value:		
31 December 2011	**4,494.9**	**–**
31 December 2010	4,416.2	–

Fixed asset investments primarily represent 100% of the issued share capital of WPP Air 1 Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange. During the year the Company also made an investment in a fellow Group undertaking as part of a Group reorganisation. This investment was subsequently impaired as the recoverable amount attributable to this undertaking was less than its carrying value. Details of indirect subsidiaries are given in note 29.

36. Debtors

The following are included in debtors:

	2011 £m	2010 £m
Amounts owed by subsidiary undertakings	–	450.0
Other debtors	–	0.4
	–	450.4

37. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2011 £m	2010 £m
Bank overdraft	144.9	–
Interest payable on corporate bonds	3.0	3.0
Amounts due to subsidiary undertakings	113.1	56.5
Other creditors and accruals	2.0	1.8
	263.0	61.3

38. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than year:

	2011 £m	2010 £m
Corporate bonds	445.3	443.3

In May 2009 the Company issued £450 million of 5.75% convertible bonds due May 2014.

WPP ANNUAL REPORT 2011 177

Our 2011 financial statements

Notes to the Company financial statements

39. Equity share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m
1 January 2011	126.4	54.5	3.1	–	(8.5)	4,187.9
Ordinary shares issued	0.6	30.4	(0.7)	–	–	0.6
Dividends paid	–	–	–	–	–	(18.0)
Scrip dividend	0.3	20.8	–	–	–	(21.1)
Loss for the year	–	–	–	–	–	(592.3)
Equity granted to employees of subsidiaries	–	–	–	–	–	78.8
Share cancellations	(0.7)	–	–	0.7	–	(45.9)
Treasury share additions	–	–	–	–	(29.8)	–
Treasury share utilisation	–	–	–	–	0.8	(0.8)
31 December 2011	**126.6**	**105.7**	**2.4**	**0.7**	**(37.5)**	**3,589.2**

Reconciliation of movements in equity share owners' funds for the year ended 31 December 2011:

	2011 £m	2010 £m
Loss for the year	**(592.3)**	(31.9)
Equity granted to employees of subsidiaries	**78.8**	70.4
Other ordinary shares issued	**30.9**	42.4
Dividends paid	**(18.0)**	(13.4)
Share cancellations	**(45.9)**	–
Treasury share additions	**(29.8)**	–
Net (reduction)/addition to equity share owners' funds	**(576.3)**	67.5
Opening equity share owners' funds	**4,363.4**	4,295.9
Closing equity share owners' funds	**3,787.1**	4,363.4

At 31 December 2011 the Company's distributable reserves amounted to £3,377.9 million (2010: £4,055.4 million). Further details of the Company's share capital are shown in note 26.

40. Guarantees and other financial commitments

The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

178 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Independent auditors’ report

Independent auditors’ report to the members of WPP plc

We have audited the Group and parent company financial statements (the ‘financial statements’) of WPP plc for the year ended 31 December 2011 which comprise the accounting policies, the consolidated income statement (excluding the US dollar information), the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity, the parent company profit and loss account and balance sheet and the related notes 1 to 40. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company’s members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Responsibilities in respect of the preparation of financial statements section, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

WPP ANNUAL REPORT 2011 179

Our 2011 financial statements

Independent auditors’ report

Opinion on financial statements

In our opinion:

the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 31 December 2011 and of the Group’s profit and parent company’s loss for the year then ended;

the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice;

and the financial statements have been prepared in accordance with the Companies (Jersey) Law 1991.

Separate opinion in relation to IFRS as issued by IASB

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Other matters

In our opinion:

the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company; and

the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have reviewed the directors’ statement contained within the Directors’ Report in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

Matters on which we are required to report by exception

We have nothing to report in respect of the following: Under Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:

proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us; or

the financial statements are not in agreement with the accounting records and returns; or

we have not received all the information and explanations we require for our audit.

Under the UK Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

Graham Richardson (Individual responsible for the Audit) for and on behalf of Deloitte LLP

Chartered Accountants and Recognised Auditors

London, United Kingdom

20 April 2012

180 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Five-year summary

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Income statement					
Billings[1]	44,791.8	42,683.6	37,919.4	36,929.0	31,665.5
Revenue	10,021.8	9,331.0	8,684.3	7,476.9	6,185.9
Operating profit	1,192.2	973.0	761.7	876.0	804.7
Headline EBITDA[2]	1,640.5	1,439.0	1,243.0	1,291.2	1,072.4
Headline PBIT[3]	1,429.0	1,228.7	1,017.2	1,118.2	928.0
Profit before taxation	1,008.4	851.3	662.6	746.8	719.4
Headline PBT[4]	1,229.1	1,033.6	812.2	968.4	817.3
Profit for the year	916.5	661.0	506.9	513.9	515.1
Balance sheet					
Non-current assets	13,406.2	13,087.6	12,756.2	13,355.7	8,689.9
Net current liabilities	(508.6)	(817.3)	(971.0)	(1,028.7)	(1,342.7)
Non-current trade and other payables	(932.6)	(870.4)	(908.8)	(1,042.9)	(796.6)
Provisions for liabilities and charges (including provision for post-employment benefits)	(436.3)	(403.1)	(404.7)	(407.9)	(251.8)
Net assets	6,894.3	6,647.9	6,075.7	5,959.8	4,094.8
Net debt	(2,464.8)	(1,888.4)	(2,640.4)	(3,067.6)	(1,285.7)
Average net debt	(2,811.0)	(3,056.0)	(3,448.0)	(2,206.0)	(1,458.0)

	2011	2010	2009	2008	2007
Our people					
Revenue per employee (£000)	91.1	92.0	82.5	76.7	72.9
Gross profit per employee (£000)	84.0	84.4	75.8	71.9	69.0
Staff cost per employee (£000)	53.4	53.6	48.6	44.7	42.5
Average headcount	109,971	101,387	105,318	97,438	84,848
Share information					
Headline[5] – basic earnings per share	71.0p	59.3p	45.1p	56.7p	47.7p
– diluted earnings per share	67.7p	56.7p	44.4p	55.5p	45.8p
Headline (including exceptional tax credit)[5] – basic earnings per share	79.5p	59.3p	45.1p	56.7p	47.7p
– diluted earnings per share	75.6p	56.7p	44.4p	55.5p	45.8p
Reported – basic earnings per share	67.6p	47.5p	35.9p	38.4p	39.6p
– diluted earnings per share	64.5p	45.9p	35.3p	37.6p	38.0p
Dividends per share[6]	24.60p	17.79p	15.47p	15.47p	13.45p
Share price – high	846.5p	795.0p	614.5p	648.0p	787.5p
– low	578.0p	572.5p	353.0p	310.3p	576.5p
Market capitalisation at year-end (£m)	8,554.4	9,982.4	7,658.3	5,052.8	7,708.9

Notes

[1] Billings is defined on page 182.

[2] The calculation of headline EBITDA for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[3] The calculation of headline PBIT for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[4] The calculation of headline PBT for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[5] Headline earnings per share for 2011, 2010 and 2009 is set out in note 9 of the financial statements.

[6] Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

WPP ANNUAL REPORT 2011 181

Our 2011 financial statements

Financial glossary

Term used in Annual Report US equivalent or brief description

Allotted Issued

ADRs/ADSs American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares

Average net debt and net debt Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet

Billings Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned

Called-up share capital Ordinary shares, issued and fully paid

Combined Code The Combined Code on Corporate Governance published by the Financial Reporting Council dated June 2008

Constant currency The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements

ESOP Employee share ownership plan

Estimated net new billings Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount

EURIBOR The euro area inter-bank offered rate for euro deposits

Finance lease Capital lease

Free cash flow Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets

Freehold Ownership with absolute rights in perpetuity

Gross margin/gross profit The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as headline PBIT as a percentage of gross profit

Headline earnings Headline PBT less taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)

and non-controlling interests

Headline EBITDA Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and depreciation of property, plant and equipment

182 WPP ANNUAL REPORT 2011

Our 2011 financial statements

Financial glossary

Term used in Annual Report US equivalent or brief description

Headline operating profit PBIT excluding share of results of associates before investment gains/ losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and costs incurred in 2008 in changing the corporate structure of the Group

Headline PBIT Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and costs incurred in 2008 in changing the corporate structure of the Group

Headline PBT Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and revaluation of financial instruments

IFRS/IAS International Financial Reporting Standard/International Accounting Standard

LIBOR The London inter-bank offered rate

OCI Consolidated statement of comprehensive income

Operating margin Headline PBIT as a percentage of revenue

Profit Income

Profit attributable to equity holders of the parent Net income

Pro forma (‘like-for-like’) Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably

Sarbanes-Oxley Act An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes

Share capital Ordinary shares, capital stock or common stock issued and fully paid

Share premium account Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue Shares outstanding

Turnbull Report Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code and the UK Corporate Governance Code at the request of the London Stock Exchange

UK Corporate Governance Code The UK Corporate Governance Code published by the Financial

Reporting Council dated June 2010

WPP ANNUAL REPORT 2011 183

Appendix 3: Principal risks and uncertainties

The WPP board has considered the principal risks and uncertainties affecting the Group as at 31 December 2011 and the summary of these below is extracted from pages 112 to 114 of the Annual Report and Accounts:

Issue	Potential impact	How it is managed

Clients

The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies.

New market participants include database marketing and modelling companies, telemarketers and internet companies.

Service agreements with clients are generally terminated by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients’ policies about conflicts of interest.

Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output.

The Group’s different agency networks limit potential conflicts of interest and the Group’s cross-discipline team approach seeks to retain clients.

Brand Check at every Board meeting.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 17.2% of revenues in the year ended 31 December 2011. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.

Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations in the industry that attract and retain clients and key talent.

Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group’s largest clients.

Sustainability issues

Damage to WPP’s reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.	Upward referral process established and communicated via the WPP Policy Book and ethics training. WPP’s Ethics Committee discusses cases of concern and identifies new risk areas.

Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Failure to comply with all laws and industry codes governing marketing material could impact the Group’s reputation or its relationship with clients.	Managed by our companies with referral to WPP Business Code of Conduct and WPP directors as necessary.

Compliance with privacy and data protection regulations.

Failure to adequately protect data could impact the Group’s reputation and create risk of litigation. Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.

The Group assists our companies in developing principles on privacy and compliance with local laws. Our key digital marketing and research companies have nominated senior executives to provide leadership on privacy and to work with other companies in the Group.

Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).	Cross-functional, Group-wide Environmental Action Teams and a network of company Climate Champions help implement our climate change strategy. Some companies have appointed environmental managers.

Economic

The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates (including the Eurozone) have significant economic challenges.

Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cash flow.

Reduction in headcount and overhead. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue.

Increased controls over capital expenditure and working capital.

Strategic focus on BRICs, the Next 11, new media and consumer insight.

Consideration of the impact on the Group if certain countries left the Euro, or in the event the Euro was devalued.

Brand Check at every Board meeting.

Issue	Potential impact	How it is managed

Financial

Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.

The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows.

The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.	The Company’s long-term debt is currently rated Baa2 and BBB by the rating agencies respectively and the Company’s short-term debt obligations P2 and A2 respectively. If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities and certain of our bonds could be increased.	Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company’s debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.

The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.

Evaluating and monitoring clients’ ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

Mergers & Acquisitions

The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.

Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements.

Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.

Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.	Regular impairment testing which is a recurring agenda item for the Audit Committee.

Operational

The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.

Affiliate, associate and joint venture structures with local partners used in developing markets.

Brand Check at every Board meeting.

Uniform approach to internal controls to seek to ensure best practice employed in all jurisdictions.

People

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.

The Group’s incentive plans are structured to provide retention value for example by paying part of annual incentives in shares that vest two years after grant and having a five-year performance period for LEAP.

Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of their creative output.

Succession planning of key executives is a recurring agenda item of the Board and Nomination and Governance Committee.

Issue	Potential impact	How it is managed

Employment practices, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.	Human resources policies are set and implemented at operating company level. WPP’s chief talent officer assists the companies in attracting and developing our talent and to share best practice on issues such as recruitment, remuneration, engagement, diversity and training.

Regulatory/Legal

The Group may be subject to regulations affecting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.

The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes.

Regular briefings to the Audit Committee of significant regulatory or statutory changes.

Group representation on a number of industry advisory bodies.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.

The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.

Online and in-country ethics and anti-bribery and corruption training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct.

Confidential helpline for WPP staff to raise any concerns which are investigated and reported to the Audit Committee on a regular basis.

Due diligence on selecting and appointing suppliers and acquisitions.

Gift and hospitality register and approvals process.